Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

among

MCKESSON CORPORATION,

PALM MERGER SUB, INC.,

and

PSS WORLD MEDICAL, INC.

Dated as of October 24, 2012

i

TABLE OF CONTENTS

(Continued)

TABLE OF CONTENTS

(Continued)

INDEX OF DEFINED TERMS

Definition	Location

Acceptable Confidentiality Agreement	8.3(a)
Acquisition Proposal	5.2(f)(i)
Action	3.9
Adverse Recommendation Change	5.2(b)
Affiliate	8.3(b)
Agreement	Preamble
Alternative Acquisition Agreement	5.2(b)
Antitrust Conditions	8.3(c)
Antitrust Laws	8.3(d)
Articles of Merger	1.3
Benefit Plans	3.13(a)
Book-Entry Shares	2.3(b)
Business Day	8.3(e)
Certificates	2.3(b)
Closing	1.2
Closing Date	1.2
Code	2.4
Company	Preamble
Company Board	8.3(f)
Company Board Recommendation	3.4(b)
Company Bylaws	3.1(b)
Company Charter	3.1(b)
Company Credit Agreement	8.3(g)
Company Disclosure Letter	Article III
Company Equity Award Schedule	3.2(b)
Company Equity Plans	2.2(a)
Company ESPP	2.2(a)
Company Minority Interest Business	3.3
Company Parties	7.3(b)
Company Preferred Stock	3.2(a)
Company Recent Filings	Article III
Company Registered IP	3.20(a)
Company SEC Documents	3.6(a)
Company Terminating Breach	7.1(c)(i)
Confidentiality Agreement	5.4(b)
Continuing Employee	5.9(a)
Contract	8.3(h)
control	8.3(i)
Controlled Substances	8.3(j)
Convertible Debt	8.3(k)
Convertible Debt Indenture	8.3(l)

INDEX OF DEFINED TERMS

(Continued)

Definition	Location

Convertible Note Hedge	8.3(m)
Copyrights	8.3(x)
Device	8.3(n)
Divestiture Action	5.5(b)
DOL	3.13(d)
Domain Name Registrations	8.3(x)
Drug	8.3(o)
Effective Time	1.3
Employees	3.13(a)
Environmental Law	3.15(b)
ERISA	3.13(a)
Exchange Act	8.3(p)
FBCA	1.1
Final Purchase Date	2.2(d)
Financing	4.6
Florida Department of State	1.3
GAAP	3.6(b)
Governmental Entity	8.3(q)
Gulf South Transaction Proposal	5.2(f)(i)
Hazardous Substance	3.15(c)
Healthcare Laws	8.3(r)
Healthcare Permits	8.3(s)
HIPAA	8.3(t)
Holder	5.14(a)
HSR Act	8.3(u)
Indebtedness	8.3(v)
Indentures	8.3(w)
Intellectual Property	8.3(x)
Intervening Event	5.2(f)(iii)
IRS	8.3(y)
knowledge	8.3(z)
Law	8.3(aa)
Lease	3.19(c)
Leased Real Property	3.19(c)
Liens	3.3
Marks	8.3(x)
Material Adverse Effect	8.3(bb)
Material Contract	3.17(a)
Medicare and Medicaid programs	8.3(cc)
Merger	Recitals
Merger Consideration	2.1(a)

v

INDEX OF DEFINED TERMS

(Continued)

Definition	Location

Merger Sub	Preamble
Merger Sub Bylaws	4.1(c)
Merger Sub Charter	4.1(c)
New Plans	5.9(b)
Non-Convertible Debt	8.3(dd)
Non-Convertible Debt Indenture	8.3(ee)
Notice Period	5.2(c)
Option Consideration	2.2(a)
Outside Date	7.1(b)(i)
Owned Assets	3.19(a)
Owned Real Property	3.19(b)
Parent	Preamble
Parent Bylaws	4.1(c)
Parent Charter	4.1(c)
Parent Material Adverse Effect	8.3(ff)
Parent Parties	7.3(c)
Parent Terminating Breach	7.1(d)(i)
Parent Termination Fee	7.3(c)
Patents	8.3(x)
Paying Agent	2.3(a)
Payment Fund	2.3(a)
PBGC	8.3(gg)
Permits	3.10
Permitted Liens	8.3(hh)
Person	8.3(ii)
Prime Rate	7.3(f)
Prior Compliance Period	3.10
Proxy Statement	3.5(b)
Recent Balance Sheet	3.6(c)
Regulated Product	8.3(jj)
Representatives	8.3(kk)
Restricted Stock	2.2(b)
Sarbanes-Oxley Act	3.6(e)
SEC	8.3(ll)
Section 16	5.12
Securities Act	8.3(mm)
Shareholder Approval	3.4(a)
Shareholders Meeting	5.3(b)
Shares	2.1(a)
Stark Law	8.3(r)
Stock Option	2.2(a)

INDEX OF DEFINED TERMS

(Continued)

Definition	Location

Stock Unit	2.2(c)
Stock Unit Consideration	2.2(c)
Subsidiary	8.3(nn)
Substantial Detriment	5.5(b)
Superior Proposal	5.2(f)(ii)
Superior Proposal Termination	5.2(b)
Surviving Corporation	1.1
Takeover Laws	3.21
Tax Returns	8.3(pp)
Taxes	8.3(nn)
Termination Fee	7.3(b)
Top Hat Filing	3.13(f)
Top Hat Plan	3.13(f)
Transition Date	5.9(b)
Warrant	8.3(qq)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 24, 2012, among MCKESSON CORPORATION, a Delaware corporation (“Parent”), PALM MERGER SUB, INC., a Florida corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub”), and PSS WORLD MEDICAL, INC., a Florida corporation (“Company”).

RECITALS

WHEREAS, the parties wish to consummate the business combination transaction provided for herein, pursuant to which Merger Sub will merge with and into Company, with Company surviving as a wholly owned subsidiary of Parent (the “Merger”); and

WHEREAS, each of the parties hereto desires to make certain representations, warranties, covenants and agreements in connection with the Merger and the transactions contemplated by this Agreement and also to prescribe certain conditions to the Merger as specified herein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Florida Business Corporation Act, Florida Statutes, Chapter 607 (the “FBCA”), at the Effective Time (as hereinafter defined) Merger Sub shall merge with and into Company. Following the Merger, the separate existence of Merger Sub shall cease, and Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”) and a wholly owned Subsidiary of Parent.

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., Washington, D.C. time as soon as practicable, but in no event later than the second Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), at the offices of Alston & Bird LLP, The Atlantic Building, 950 F Street, NW, Washington, D.C. 20004-1404, unless another date, time or place is agreed to in writing by Parent and Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.3 Effective Time. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, Company shall file articles of merger (the “Articles of Merger”) with the Department of State of the State of Florida (the “Florida Department of State”) in such form as required by, and executed in accordance with, the relevant provisions of the FBCA, and, as soon as practicable on or after the Closing Date, shall make any and all other filings or recordings required under the FBCA. The Merger shall become effective on the date and at the time the Articles of Merger have been duly filed pursuant to the FBCA with the Florida Department of State or at such later date and time as Parent and Company shall agree in writing and shall specify in the Articles of Merger, provided that such date and time shall be on or after the time of filing of the Articles of Merger and no later than the first Business Day after the Closing Date (the time the Merger becomes effective being the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the relevant provisions of the FBCA, including in Section 607.1106(1) thereof. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property (or any interest therein), rights, privileges, powers and franchises of Company and Merger Sub shall vest in the Surviving Corporation, without reversion or impairment, and all debts, liabilities and duties of Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.5 Articles of Incorporation; Bylaws.

(a) Subject to Section 5.8, at the Effective Time, and without any further action on the part of Company and Merger Sub, the articles of incorporation of Company shall be the articles of incorporation of the Surviving Corporation, which as of or promptly following the Effective Time shall be amended and restated to be identical to the articles of incorporation of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be “PSS World Medical, Inc.”, and as so amended shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Law.

(b) At the Effective Time, and without any further action on the part of Company or Merger Sub, the bylaws of Company shall be the bylaws of the Surviving Corporation, which as of or promptly following the Effective Time shall be amended and restated to be identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be “PSS World Medical, Inc.”, and as so amended shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof, the articles of incorporation of the Surviving Corporation and applicable Law.

Section 1.6 Directors and Officers.

(a) Unless otherwise determined by Parent prior to the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation as of the Effective Time until the earlier of their resignation or removal or until their respective successors are duly elected or appointed (as the case may be) and qualified.

(b) Unless otherwise determined by Parent prior to the Effective Time, the officers of Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation as of the Effective Time until the earlier of their resignation or removal or until their respective successors are duly elected or approved and qualified.

ARTICLE II

EFFECT ON THE CAPITAL STOCK OF THE

CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

Section 2.1 Conversion of Company Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Company, Parent, Merger Sub or the holders of any shares of capital stock of Company, Parent, or Merger Sub:

(a) each share of common stock, par value $0.01 per share, of Company (such shares, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than Shares to be canceled or to remain outstanding in accordance with Section 2.1(b)) shall thereupon be converted automatically into and shall thereafter represent only the right to receive $29.00 in cash payable to the holder thereof, without interest (the “Merger Consideration”), subject to deduction for any required withholding Tax;

(b) each Share held by Company, Parent or Merger Sub immediately prior to the Effective Time shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor; provided that, for the avoidance of doubt, each Share that is owned by a direct or indirect wholly owned Subsidiary of Company shall remain outstanding; and

(c) each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Company, or securities convertible into, exchangeable into or exercisable for shares of the capital stock of Company, respectively, shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Merger Consideration shall be equitably adjusted, if necessary and without duplication, to reflect such change; provided, that nothing in this sentence shall be construed to permit Company to take any action with respect to its securities that is prohibited by the terms of this Agreement, including Section 5.1.

Section 2.2 Treatment of Options and Other Equity-Based Awards.

(a) Company shall take all actions necessary to ensure that, at the Effective Time, each option or similar right (each, a “Stock Option”) to purchase Shares granted under any stock option, stock purchase, director compensation or other equity compensation plan, arrangement or agreement of Company, other than the PSS World Medical Employee Stock Purchase Plan (“Company ESPP”) (the “Company Equity Plans”), or otherwise, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall be cancelled and the holder thereof shall be entitled to receive an amount in cash, without interest, equal to the product of (i) the total number of Shares subject to such Stock Option, multiplied by (ii) the excess, if any, of the per Share Merger Consideration over the exercise price per Share subject to such Stock Option (with the aggregate amount of such payment to the holder to be rounded to the nearest cent), less the amount of any required withholding Tax (the “Option Consideration”). The Option Consideration shall be paid as soon as reasonably practicable following the Effective Time (and in no event later than 10 Business Days after the Effective Time). No holder of a Stock Option that has an exercise price per Share that is equal to or greater than the per Share Merger Consideration shall be entitled to any payment with respect to such cancelled Stock Option before or after the Effective Time. Payment of any cash amounts to be paid pursuant to this Section 2.2(a) shall be made through Company’s (or the Surviving Corporation’s) payroll.

(b) Company shall take all actions necessary to ensure that, at the Effective Time, each Share subject to restrictions on transfer and/or forfeiture granted under a Company Equity Plan or otherwise (the “Restricted Stock”), that is outstanding immediately prior to the Effective Time, shall become fully vested and all restrictions on transfer and/or forfeiture shall lapse as of the Effective Time, and shall thereafter represent the unrestricted right to receive the Merger Consideration, less the amount of any required withholding Tax.

(c) Company shall take all actions necessary to ensure that, at the Effective Time, each restricted stock unit, deferred stock unit and each common stock equivalent unit granted under a Company Equity Plan, whether time-vesting, performance-based or in the nature of deferred compensation (each, a “Stock Unit”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall become fully vested (based on an assumed attainment of performance goals at “target” level in the case of performance-based awards) and each such vested Stock Unit shall cease to represent a right to receive a Share of Company’s common stock, and the holder thereof shall be entitled to receive an amount in cash, without interest, equal to the per Share Merger Consideration, less the amount of any required withholding Tax (the “Stock Unit Consideration”). The Stock Unit Consideration shall be paid as soon as reasonably practicable following the Effective Time (and in no event later than 10 Business Days after the Effective Time). Payment of any cash amounts to be paid pursuant to this Section 2.2(c) shall be made through Company’s (or the Surviving Corporation’s) payroll.

(d) As soon as practicable following the date of this Agreement but in no event later than the last day of the monthly Offering (as such term is defined in the Company ESPP) during which the date of this Agreement occurs, Company shall take all actions necessary to ensure that (i) the Company ESPP, and all options or other rights to purchase Shares under the Company ESPP, shall be terminated immediately following the completion of such monthly Offering (the “Final Purchase Date”), (ii) funds credited to each participant’s payroll withholding account under the Company ESPP as of the Final Purchase Date shall be applied to the purchase of whole Shares in accordance with the terms of the Company ESPP (and any amount remaining in such account shall be returned to such participant), which shares shall be treated in the manner described in Section 2.1(a) subject to and upon the occurrence of the Effective Time, and (iii) that no further Offerings shall commence from and after the date hereof.

(e) Company shall take all actions necessary to ensure that, as of the Effective Time, (i) the Company Equity Plans shall terminate and (ii) no holder of Stock Options, Restricted Stock or Stock Units and no participant in any Company Equity Plan or any other employee incentive or benefit plan, program or arrangement or any non-employee director plan maintained by Company shall have any rights to acquire, or other rights in respect of, the capital stock of Company, the Surviving Corporation or any of their Subsidiaries, except the rights contemplated by Sections 2.1 and 2.2(a), (b), (c) and (d).

(f) Prior to the Effective Time, the Company Board (or, if appropriate, any committee administering the Company Equity Plans or Company ESPP) shall adopt such resolutions or take such other actions as may be required to effect the transactions described in clauses (a) through (d) of this Section.

(g) Prior to the Effective Time, Company shall, in consultation with Parent, deliver all required notices to each holder of Stock Options, Restricted Stock, Stock Units or any participant in the Company Equity Plans or Company ESPP, setting forth each holder’s or participant’s rights pursuant to the applicable Company Equity Plan or Company ESPP, as applicable, and stating that such Stock Options, Restricted Stock, Stock Units or any rights pursuant to such Company Equity Plan or Company ESPP, as applicable, shall be treated in the manner set forth in this Section 2.2.

Section 2.3 Exchange and Payment for Shares.

(a) Prior to the Effective Time, Company shall enter into an agreement (in a form reasonably acceptable to Parent) with a bank or trust company reasonably acceptable to Parent to act as agent (the “Paying Agent”) for the payment of the Merger Consideration to which the shareholders of Company shall become entitled pursuant to Section 2.1. At or promptly after the Effective Time, Parent shall deposit (or cause to be deposited) with the Paying Agent cash in an amount equal to the aggregate Merger Consideration. The cash deposited with the Paying Agent pursuant to this Section 2.3(a) shall hereinafter be referred to as the “Payment Fund.” The Payment Fund shall not be used for any purpose other than to fund payments due pursuant to Sections 2.1(a) or 2.4.

(b) As soon as reasonably practicable after the Effective Time (and in any event within five Business Days thereafter), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of (i) an outstanding certificate (“Certificates”) that immediately prior to the Effective Time represented outstanding Shares or (ii) uncertificated Shares recorded on the books of Company and represented by book-entry (“Book-Entry Shares”) which, in each case, were converted into the right to receive the Merger Consideration, (A) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares held by such Person shall pass, only upon proper delivery of the Certificates to the Paying Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, and shall contain such other provisions as Parent or the Paying Agent may reasonably specify) and (B) instructions for use in effecting the surrender of Certificates or Book-Entry Shares in exchange for the Merger Consideration, payable with respect thereto pursuant to Sections 2.1(a). Upon surrender of a Certificate or Book-Entry Share to the Paying Agent, together with such letter of transmittal, duly completed and validly executed, and such other documents as the Paying Agent may reasonably require, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor, and Parent shall cause the Paying Agent to promptly pay, the Merger Consideration for each Share formerly represented by such Certificate or Book-Entry Share (subject to deduction for any required withholding Tax), and such Certificate or Book-Entry Share shall forthwith be canceled. No interest shall be paid or shall accrue on any cash payable upon surrender of any Certificate or Book-Entry Share. In the event payment of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer, or the transfer of such Book-Entry Share shall be properly transferred, and that the Person requesting such payment shall pay any transfer or other Taxes required by reason of such payment to a Person other than the registered holder of such Certificate or Book-Entry Share or shall establish to the satisfaction of Parent and the Paying Agent that such Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 2.3, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender or transfer, the Merger Consideration payable in respect of Shares theretofore represented by such Certificate or Book-Entry Shares, as applicable, pursuant to Section 2.1(a), without any interest thereon.

(c) At the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Paying Agent for transfer or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares shall be canceled and exchanged as provided in this Article II.

(d) The Paying Agent shall invest any cash included in the Payment Fund as directed by Parent, on a daily basis; provided, that no such investment or losses thereon shall affect the Merger Consideration payable to holders of Certificates or Book-Entry Shares entitled to receive such consideration, and Parent shall promptly provide additional funds to the Paying Agent for the benefit of holders of Certificates and Book-Entry Shares in the amount of any such losses to the extent necessary for payment of the Merger Consideration. Any interest or other income resulting from such investments shall be paid to the Surviving Corporation or Parent, upon demand, as Parent directs.

(e) Any portion of the Payment Fund (and any interest or other income earned thereon) that remains undistributed to the holders of Certificates or Book-Entry Shares on the first anniversary of the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holders of Certificates or Book-Entry Shares who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) for payment of the Merger Consideration with respect to Shares formerly represented by such Certificate or Book-Entry Share, without interest.

(f) None of Parent, the Surviving Corporation or the Paying Agent or any other Person shall be liable to any Person in respect of any cash from the Payment Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if determined by Parent in its sole discretion, the posting by such Person of a bond in customary amount and on customary terms as indemnity against any claim that may be made against it or the Surviving Corporation with respect to the Certificate, the Paying Agent will deliver in exchange for such affidavit regarding such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof pursuant to this Agreement.

Section 2.4 Withholding Rights. Parent, Merger Sub, the Surviving Corporation, Company and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Shares, Stock Options, Restricted Stock or Stock Units or otherwise pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign Tax Law. The Paying Agent shall remit any such deducted and withheld amounts to the Surviving Corporation for payment by the Surviving Corporation to the appropriate taxing authority, and such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

Subject to Section 8.4 of this Agreement, except (i) as disclosed in the disclosure letter delivered by Company to Parent simultaneously with the execution of this Agreement (the “Company Disclosure Letter”), or (ii) as disclosed in the Company SEC

Documents filed with, or furnished to, the SEC since March 30, 2012 and prior to the date hereof (the “Company Recent Filings”) (other than such disclosures in such Company Recent Filings (a) contained in the “Risk Factors” and “Forward Looking Statements” sections thereof or (b) otherwise predictive or forward looking in nature) (it being acknowledged that this clause (ii) shall not apply to any of Sections 3.1(a), 3.2, 3.4(a) and 3.8(b)), Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Organization, Standing and Power.

(a) Each of Company and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and other assets and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties and other assets makes such qualification or licensing necessary, except in the case of clause (iii), where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(b) Company has previously made available to Parent true and complete copies of Company’s articles of incorporation (the “Company Charter”) and bylaws (the “Company Bylaws”) and the articles of incorporation and bylaws (or comparable organizational documents) of each of its Subsidiaries, in each case as amended to the date of this Agreement, and each as so made available is in full force and effect and no other organizational documents are applicable to or binding upon Company. Company is not in violation of any provision of the Company Charter or the Company Bylaws.

Section 3.2 Capital Stock.

(a) The authorized capital stock of Company consists of 150,000,000 Shares and 1,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”). As of the close of business on October 22, 2012 (the “Capitalization Date”), (i) 50,320,432 Shares (excluding treasury shares) were issued and outstanding (of which 861,016 Shares were shares of Restricted Stock), (ii) no Shares were held by Company in its treasury, (iii) no shares of Company Preferred Stock were issued and outstanding and no shares of Company Preferred Stock were held by Company in its treasury, (iv) there are sufficient Shares reserved for issuance pursuant to Company Equity Plans (of which 353,503 Shares were subject to outstanding Stock Options and 609,767 Shares were subject to outstanding Stock Units), and (v) there are sufficient Shares reserved for issuance pursuant to the Convertible Debt and the Warrant. All the outstanding shares of capital stock of Company are, and all shares reserved for issuance as noted in clauses (iv) and (v) above will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights. No shares of capital stock of Company are owned by any Subsidiary of Company or Company Minority Interest Business. Neither Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote with the shareholders of Company or any Subsidiary on any matter (including upon or in connection with any default), and other than the Convertible Debt and the Warrant, neither Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations convertible into, or exchangeable or exercisable for, securities having the right to vote with the shareholders of Company or such Subsidiary on any matter. Other than as provided in the first sentence of this Section 3.2(a) and except for (i) the Stock Options, Restricted Stock, Stock Units, the Convertible Debt and the Warrant, in each case, outstanding as of the Capitalization Date, (ii) changes following the Capitalization Date resulting from the exercise of Stock Options, the vesting and settlement of Restricted Stock or Stock Units or Shares issued pursuant to the Convertible Debt and the Warrant and (iii) the shares of capital stock or other voting securities or equity interests of each Subsidiary that are owned, directly or indirectly, by Company: there are no issued or outstanding (A) shares of capital stock or other voting securities or equity interests of Company or any of its Subsidiaries, (B) securities of Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or equity interests of Company or any of its Subsidiaries, (C) restricted shares, stock appreciation rights, “phantom” stock rights, contingent value rights, profit participations, performance units, interests in or rights, directly or indirectly, to the ownership or earnings of Company or any of its Subsidiaries or other equity equivalent or equity-based award or right, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from Company or any of its Subsidiaries, or obligations of Company or any of its Subsidiaries to issue, any shares of capital stock of Company or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of Company or any of its Subsidiaries or rights or interests described in clause (C), or (E) obligations of Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities. Neither Company nor any of its Subsidiaries is party to any Contracts with respect to the voting (including voting trusts and proxies) or sale or transfer (including agreements imposing transfer restrictions) of any Shares or other voting securities or equity interests of Company.

(b) Section 3.2(b) of the Company Disclosure Letter sets forth a true and complete list of all holders, as of the Capitalization Date, of (i) outstanding Stock Options indicating, with respect to each Stock Option then outstanding, the type of award granted, the number of Shares subject to such Stock Option, the name of the plan under which such Stock Option was granted, the date of grant, exercise price, vesting schedule and expiration thereof, (ii) outstanding Stock Units indicating, with respect to each holder, the number of Stock Units owned by such holder, the number of Shares underlying such Stock Units, the name of the plan under which such Stock Units were granted, the date of grant, vesting schedule and expiration thereof, and (iii) outstanding shares of Restricted Stock, indicating, with respect to each holder, the number of shares of Restricted Stock owned by such holder, the name of the plan under which such shares of Restricted Stock were granted, the date of grant, vesting schedule and expiration thereof (the “Company Equity Award Schedule”). Each Stock Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies, and the exercise price of each other Stock Option is no less than the fair market value of a Share as determined on the date of grant of such Stock Option. There is no pending internal audit, investigation or inquiry by Company or any of its Subsidiaries, or, to the knowledge of Company, by any Governmental Entity, with respect to Company’s stock option granting practices or other equity compensation practices. Company has made available to Parent true and complete copies of all Company Equity Plans and the forms of all award agreements evidencing outstanding Stock Options, Stock Units or Restricted Stock grants.

Section 3.3 Subsidiaries. Section 3.3 of the Company Disclosure Letter sets forth a true and complete list of (a) each direct and indirect Subsidiary of Company, including its jurisdiction of incorporation or formation, and (b) each other corporation, partnership, limited liability company or other entity that is not a Subsidiary but in which Company holds, directly or indirectly, an equity interest or voting interest (each, an “Company Minority Interest Business”), and the percentage of Company’s equity interest or voting interest in such Subsidiary or Company Minority Interest Business, as applicable, relative to all outstanding equity interests thereof (on a fully diluted basis). Except for the capital stock of, or other equity or voting interests in, its Subsidiaries and its interests in the Company Minority Interest Businesses, Company does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for, any of the foregoing. All the outstanding shares of capital stock or other voting securities or equity interests of each Subsidiary or Company Minority Interest Business that are owned, directly or indirectly, by Company or any Subsidiary have been duly authorized and validly issued, are fully paid and nonassessable and are not subject to any preemptive rights. All of the shares of capital stock or other voting securities or equity interests of each Subsidiary or Company Minority Interest Business that are owned, directly or indirectly, by Company are owned, directly or indirectly, by Company, free and clear of all pledges, claims, liens, charges, options, rights of first refusal, encumbrances and security interests of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership) (collectively, “Liens”) other than restrictions on transfer under applicable securities Laws. No Subsidiary is party to any Contracts with respect to the voting (including voting trusts and proxies) or sale or transfer (including agreements imposing transfer restrictions) of any shares of its capital stock or other equity interests.

Section 3.4 Authority.

(a) Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject to obtaining the Shareholder Approval (as hereinafter defined), to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Company and the consummation by Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Company and no other corporate proceedings on the part of Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject, in the case of the consummation of the Merger, to the approval of this Agreement (and the plan of Merger included herein) by at least a majority of all the votes entitled to be cast by each class of capital stock on the matter in accordance with Section 607.1103 of the FBCA (the “Shareholder Approval”), and to the filing of the Articles of Merger with the Florida Department of State as required by Section 607.1105 of the FBCA. This Agreement has been duly executed and delivered by Company and, assuming the due authorization, execution and delivery by each other party hereto, constitutes a valid and binding obligation of Company, enforceable against Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b) The Company Board, at a meeting duly called and held, duly and unanimously adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of Company and Company’s shareholders, (ii) adopting this Agreement and approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Merger, in accordance with the requirements of the FBCA, (iii) directing that this Agreement be submitted to a vote at a meeting of Company shareholders for approval, and (iv) resolving to recommend that Company’s shareholders vote in favor of the approval of this Agreement (such recommendation, the “Company Board Recommendation”), which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way, except after the date hereof as may be permitted by Section 5.2.

Section 3.5 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by Company does not, and the consummation of the Merger and the other transactions contemplated hereby and compliance by Company with the provisions hereof will not, conflict with, contravene, violate, breach, or constitute a default under (in each case, with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation, modification or acceleration of any material obligation or to the loss of a material benefit under, or result in the creation of any Lien (other than a Permitted Lien) in or upon any of the properties, assets or rights of Company or any of its Subsidiaries under, any provision of (i) the Company Charter, the Company Bylaws and the articles of incorporation and bylaws (or comparable organizational or governing documents) of each of its Subsidiaries, (ii) except for the Convertible Note Hedge, the Warrant, the Indentures and the Company Credit Agreement, any Contract to which Company or any of its Subsidiaries is a party or by which Company or any of its Subsidiaries or any of their respective properties or assets may be bound, or (iii) subject to the governmental filings and other matters referred to in Section 3.5(b), any Law applicable to Company or any of its Subsidiaries or by which Company or any of its Subsidiaries or any of their respective properties or assets may be bound, except, in the case of clauses (ii) and (iii), as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(b) No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any Governmental Entity is required by or with respect to Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by Company or the consummation by Company of the Merger and the other transactions contemplated hereby or compliance with the provisions hereof, except for (i) the filing of the pre-merger notification report under the HSR Act, (ii) the filing with the SEC of (A) a proxy statement relating to the approval of this Agreement by Company’s shareholders (such proxy statement, as amended or supplemented from time to time, the “Proxy Statement”) pursuant to the Exchange Act, and (B) such other filings and reports as required pursuant to the applicable requirements of the Securities Act or the Exchange Act, (iii) consents and approvals of Governmental Entities set forth in Section 3.5(b) of the Company Disclosure Letter, (iv) the filings of documents with various state securities authorities that may be required in connection with the transactions contemplated hereby, (v) any required filings with, or notices to, NASDAQ, (vi) the filing of the Articles of Merger with the Florida Department of State as required by the FBCA and the filing of any appropriate documents as required by the business organization laws of the jurisdictions where Company is qualified to do business as a foreign corporation, and (vii) such filings the failure of which to be obtained or made, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

Section 3.6 SEC Reports; Financial Statements.

(a) Company and its Subsidiaries have filed or furnished on a timely basis with the SEC, all forms, reports, schedules, statements and other documents required to be filed or furnished by them with the SEC since April 2, 2010 (all such filed or furnished forms, reports, statements, certificates or other documents (including those that Company may file after the date hereof), together with all exhibits and schedules thereto and all information incorporated therein by reference, the “Company SEC Documents”). As of its filing date (or, if amended or superseded by a filing prior to the date hereof, as of the date of such amended and superseded filing, and, in the case of registration statements and proxy statements, as of the dates of effectiveness and the dates of mailing, respectively), (i) each Company SEC Document complied in all material respects with the applicable requirements of the Securities Act or Exchange Act, as applicable, and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Subsidiaries of Company are, or have been at any time since April 2, 2010, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

(b) The financial statements (including the related notes thereto) included (or incorporated by reference) in the Company SEC Documents, as amended or supplemented prior to the date hereof, comply as to form in all material respects with the applicable requirements and published rules and regulations of the SEC (including Regulation S-X) with respect thereto, have been prepared in accordance with generally accepted accounting principles (“GAAP”) (except in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the consolidated financial position of Company and its consolidated Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods indicated therein (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount).

(c) Neither Company nor any of its Subsidiaries has any liabilities or obligations of any kind whatsoever (whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due) required to be recorded or reflected on or reserved for or disclosed in a consolidated balance sheet of Company and its consolidated Subsidiaries, including the notes thereto, under GAAP, except (i) to the extent accrued on, reserved against or disclosed in the consolidated balance sheet of Company and its consolidated Subsidiaries included in the report on Form 10-Q for the period ended June 29, 2012, including the notes thereto, (ii) for liabilities or obligations incurred in the ordinary course of business consistent with past practice since June 29, 2012 which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, (iii) for any liabilities or obligations incurred with respect to the transactions contemplated by this Agreement and (iv) for any liabilities or obligations that, individually or in the aggregate, have not and would not reasonably be expected to have a Material Adverse Effect. Neither Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any material joint venture, off-balance sheet partnership or any similar Contract or arrangement (including (x) any Contract or arrangement relating to any transaction or relationship between or among Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or (y) any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the SEC)).

(d) As of the date of this Agreement, there are no outstanding or unresolved comment letters received from the SEC staff with respect to the Company SEC Documents.

(e) Each of the principal executive officer of Company and the principal financial officer of Company (or each former principal executive officer of Company and each former principal financial officer of Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder by the SEC and NASDAQ, “SOX”) with respect to Company SEC Documents. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX. Neither Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(f) Company and its Subsidiaries have implemented and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Company has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) designed to ensure that information required to be disclosed by Company in reports filed or submitted under the Exchange Act (i) is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC and (ii) is accumulated and communicated to Company’s management, including its principal executive officer and its principal financial officer, as appropriate to allow timely decisions regarding disclosure. Since April 2, 2010, Company has disclosed to Company’s outside auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses of which it became aware in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that would be reasonably likely to adversely affect Company’s ability to accurately record, process, summarize and report financial information and (B) any fraud, whether or not material, of which it became aware, that involves management or other employees who have a significant role in Company’s internal controls over financial reporting and Company has made available to Parent a copy of the minutes of any meetings of the Company Board and any committees thereof with respect to any such disclosures. Since March 30, 2005, none of the independent public accountants of Company or any of its Subsidiaries (for avoidance of doubt, at the time such Subsidiary was a Subsidiary of Company) has resigned or been dismissed as independent public accountant of Company or any such Subsidiary as a result of or in connection with any disagreement with Company or any such Subsidiary on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. Since April 2, 2010, (i) to the knowledge of Company, no material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Company or any of its Subsidiaries or their respective internal accounting controls (including any material complaint, allegation, assertion or claim that Company or any of its Subsidiaries has engaged in improper accounting or auditing practices) has been received by Company, and (ii) no attorney representing Company or any of its Subsidiaries has, to the knowledge of Company, reported evidence of a material violation of applicable U.S. federal or state securities laws, material breach of fiduciary duty arising under applicable U.S. federal or state or similar material violation of applicable U.S. federal or state securities laws by Company or any of its Subsidiaries or their respective officers, directors, employees or agents to the chief legal officer (or equivalent thereof) or to the audit committee of the Company Board.

(g) Since April 2, 2010, Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.

Section 3.7 Proxy Statement. None of the information supplied or to be supplied by Company or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will, at the time it is first mailed to Company’s shareholders, at the time of any amendments or supplements thereto and at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, that no representation or warranty is made by Company with respect to information supplied in writing by Parent or any of its Subsidiaries, or any of their respective Affiliates, partners, members, shareholders, directors, officers, employees, agents or other representatives, specifically for inclusion therein.

Section 3.8 Absence of Certain Changes or Events.

(a) Since June 29, 2012 through the date of this Agreement, (i) Company and its Subsidiaries have conducted their businesses only in the ordinary course consistent with past practice and (ii) neither Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would require Parent’s consent pursuant to Section 5.1(a), (c), (d), (f), (j), (k), (l) and (q).

(b) Since March 30, 2012 through the date of this Agreement, there has not been any event, change, development, occurrence or effect which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

Section 3.9 Litigation. There is no action, suit, charge, claim, arbitration, investigation, inquiry, or other proceeding (each, an “Action”), whether judicial, arbitral, administrative or other, pending or, to the knowledge of Company, threatened against or affecting Company or any of its Subsidiaries, any of their respective properties or assets, or any present or former officer, director or employee of Company or any of its Subsidiaries in such individual’s capacity as such, other than Actions that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Neither Company nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

Section 3.10 Compliance with Laws. Company and each Subsidiary are, and have been since April 1, 2008 (the “Prior Compliance Period”), in compliance with all Laws applicable to their businesses, operations, properties or assets, except where any non-compliance, individually or the aggregate, would not reasonably be expected to have a Material Adverse Effect, and Company and each Subsidiary have in effect all material permits, licenses, variances, exemptions, authorizations, operating certificates, franchises, orders and approvals of all Governmental Entities (collectively, “Permits”) necessary for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, and there has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit, except to the extent such violation, default or event, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

Section 3.11 Healthcare Permits.

(a) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, all Healthcare Permits required for the operation of Company or any Subsidiary (i) have been obtained and are in effect; (ii) are valid and in good standing in each jurisdiction in which such Healthcare Permits were issued or are operable or required pursuant to applicable Healthcare Laws; and (iii) have not been subject to revocation or forfeiture.

(b) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, (i) Company and each Subsidiary are, and have been since April 2, 2010, in compliance with applicable standards for Healthcare Permits and (ii) none of Company or any Subsidiary is in default or violation of any Healthcare Permit. There are no Actions pending or, to the knowledge of Company, threatened, relating to the suspension, revocation or modification of any material Healthcare Permit, which, individually or in the aggregate, if suspended, revoked or modified would reasonably be expected to have a Material Adverse Effect.

Section 3.12 Healthcare Laws.

(a) Except for such noncompliance as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, Company and its Subsidiaries are, and have been during the Prior Compliance Period, in compliance with all applicable Healthcare Laws.

(b) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, none of Company nor any of its Subsidiaries has engaged in any activities which are prohibited under the rules and regulations of the United States Food and Drug Administration, the United States Drug Enforcement Administration, the Federal Controlled Substances Act, 21 U.S.C. §§ 801 et seq., the Federal Food, Drug and Cosmetic Act, 21 U.S.C. §§ 301 et seq., including requirements for maintaining effective controls against theft, loss or diversion of Regulated Products, current Good Manufacturing Practices, and similar standards of the United States Food and Drug Administration, including provisions incorporated into the Federal Food, Drug and Cosmetic Act, 21 U.S.C. §§ 301 et seq., such as the Safe Medical Device Act of 1990 (Public Law 101-629) and the Medical Device Amendments of 1992 (Public Law 102-300), and the Prescription Drug Marketing Act of 1987 (Public Law 100-293) and the Prescription Drug Amendments of 1992 (Public Law 102-353), and, in each case, the respective regulations promulgated thereunder, along with any related state laws and regulations including any such rules and regulations of the state boards of pharmacy, state boards of wholesaling, state departments of health and state controlled substance agencies, and state laws governing the licensing of wholesaler-distributors of medical products, third-party logistics providers, compilation, maintenance and transfer of prescription drug pedigrees, or requirements for authorized distributors of record and secondary distributors.

(c) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, Company and its Subsidiaries are, and have been during the Prior Compliance Period, in compliance with applicable Laws relating to the reporting of pricing data with respect to Company Regulated Products to third parties.

(d) Neither Company nor any of its Subsidiaries has entered into a Medicaid drug rebate pursuant to 42 U.S.C. § 1396r-8, or a 340B Program Pharmaceutical Pricing Agreement pursuant to 42 U.S.C. § 256b.

(e) Neither Company nor any of its Subsidiaries nor, to the knowledge of Company, any of their respective officers, directors or employees is currently listed on the Office of Inspector General’s List of Excluded Individuals and Entities or the General Services Administration’s List of Excluded Individuals and Entities.

(f) Neither Company nor any of its Subsidiaries is currently subject to any Corporate Integrity Agreement or any similar consent decree or similar agreement with any Governmental Entity.

Section 3.13 Benefit Plans.

(a) Section 3.13(a) of the Company Disclosure Letter sets forth a true and complete list of all (i) “employee pension benefit plans” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), (ii) “employee welfare benefit plans” (as defined in Section 3(1) of ERISA), and (iii) other bonus, incentive, commission, deferred compensation, pension, profit-sharing, savings, retirement, supplemental retirement, insurance, stock purchase, stock option, restricted stock, phantom stock or other equity-based arrangement, vacation pay, sick pay, employee loan, welfare benefit, retiree health, welfare benefit, collective bargaining, Code Section 125 “cafeteria” or “flexible” benefit, employee loan, educational assistance or fringe benefit, employment, consulting, severance, retention, termination or change-of-control or other employee compensation or employee benefit plans, programs, policies, agreements, arrangements or understandings, or practice, whether or not subject to ERISA, that, with respect to any item described in clauses (i) through (iii), either (A) is maintained, or contributed to, by Company or any of its Subsidiaries for the benefit of any of the current or former employees, independent contractors, consultants, directors or officers of Company or any of its Subsidiaries or any of their dependents (collectively, the “Employees”) or under which any Employee has any present or future right to benefits by reason of their service as an Employee, or (B) under which Company or any of its Subsidiaries has or could have any direct or indirect liability, whether contingent or otherwise (collectively, the “Benefit Plans” ). With respect to each material Benefit Plan, Company has furnished or made available to Parent and Merger Sub correct and complete copies of (i) each such Benefit Plan (or, to the extent no plan document for a

Benefit Plan exists, an accurate description) as currently in effect and the most recent summary plan description for each such Benefit Plan for which such summary plan description is required, summaries of material modifications and all other written communications (or a description of all material oral communications), (ii) the most recent annual report on Form 5500 filed with the IRS with respect to each such Benefit Plan (if applicable) and all attachments thereto, (iii), each trust agreement and group annuity contract or other funding instrument relating to any such Benefit Plan, and (iv) in the case of any plan that is intended to be qualified under Section 401(a) of the Code, the most recent determination letter (and if a prototype plan, an opinion or advisory letter), if any, received from the IRS.

(b) None of the Benefit Plans is, and none of Company or any ERISA Affiliate has ever maintained or had an obligation to contribute to, (i) a “single employer plan” (as such term is defined in Section 4001(a)(15) of ERISA) subject to Section 412 of the Code or Section 302 of Title I of ERISA or Title IV of ERISA, (ii) a “multiple employer plan” (as such term is defined in Section 413(c) of the Code), (iii) a “multiemployer plan” (as such term is defined in Section 4001(a)(3) of ERISA) or (iv) a “multiple employer welfare arrangement” as such term is defined in Section 3(40)(A) of ERISA. For purposes of this Agreement, the term “ERISA Affiliate” means any person that, together with Company or any of its Subsidiaries, would be deemed a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

(c) Each Benefit Plan and all related trusts, insurance contracts and funds has been established, maintained, funded and administered in all material respects in accordance with the terms of such Benefit Plan and in compliance with the applicable provisions of ERISA, the Code and other applicable Laws. Each Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter as to its qualification (or may rely on an opinion or advisory letter from the IRS), and nothing has occurred whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification.

(d) Neither Company nor any Subsidiary has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) or any other breach of fiduciary responsibility with respect to any Benefit Plan subject to ERISA that reasonably could be expected to subject Company or any of its Subsidiaries or the Employees to (i) any material tax or penalty on prohibited transactions imposed by Section 4975 of the Code or (ii) any material liability under Section 502(i) or Section 502(l) of ERISA. As of the date of this Agreement, with respect to any Benefit Plan: (i) no material filing, application or other similar matter is pending with the IRS, the PBGC, the United States Department of Labor (the “DOL”) or any other Governmental Entity (ii) there is no action, suit, investigation, inquiry or claim pending, other than routine claims for benefits, with respect to any Benefit Plan except as would not reasonably be expected to give rise to any material liability, and to the knowledge of Company, no facts or circumstances exist that could give rise to any such action, suit, investigation, inquiry, or claim, and (iii) no administrative investigation, audit, or other administrative proceeding by the IRS, the PBGC, the DOL, or any other Governmental Entity is pending, in progress, or, to the knowledge of Company, threatened.

(e) None of the execution and delivery of this Agreement, shareholder approval of this Agreement, or consummation of the transactions contemplated by this Agreement (whether alone or in conjunction with any subsequent event(s)), will: (i) entitle any Employee to severance pay, unemployment compensation or any other payment or benefit, (ii) result in, or cause the acceleration of the time of payment or vesting, or the increase in the amount of compensation or benefits due to any Employee, (iii) result in, cause, or require the transfer or setting aside of any assets to fund any benefits under any Benefit Plan, (iv) result in, or cause any other material obligation pursuant to, or arising under, any Benefit Plan or (v) create any limitation of or restriction on the right of Company or its Subsidiaries (or any of their respective successors or assigns) to merge, amend or terminate any Benefit Plan. No Employee is entitled to receive any additional payment (including any tax gross-up, indemnity, or other payment) from Company or any of its Subsidiaries as a result of the imposition of any Taxes required by Sections 409A or 4999 of the Code.

(f) Each Benefit Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA and that is not intended to be qualified under Section 401(a) of the Code is intended to be exempt from Parts 2, 3 and 4 of Title I of ERISA as an unfunded plan that is maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees, as described in Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA (a “Top Hat Plan”), and Company has timely filed a statement with DOL pursuant to Department of Labor Regulations Section 2520.104-23 with respect to each such plan (a “Top Hat Filing”). Each Benefit Plan that is or has been a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and associated Treasury Department guidance (A) since January 1, 2005, has been operated in compliance with Section 409A of the Code and associated IRS and Treasury Department guidance, and (B) which was in existence prior to January 1, 2005 has not been “materially modified” within the meaning of Section 409A of the Code and associated IRS and Treasury Department guidance, including IRS Notice 2005-1, or, if such plan has been materially modified, it has been operated and administered in compliance with Section 409A of the Code and associated IRS and Treasury Department guidance since such date of material modification.

Section 3.14 Labor and Employment Matters. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, (a) neither Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to employees of Company or any of its Subsidiaries, nor is any such agreement or contract presently being negotiated, (b) to the knowledge of Company, there are no activities or proceedings of any labor union to organize any employees of Company or any of its Subsidiaries or any current union representation questions involving such employees nor, to the knowledge of Company, have there been any such activities or proceedings within the past three (3) years, (c) there is no labor strike, controversy, slowdown, work stoppage or lockout occurring, or, to the knowledge of Company, threatened by or with respect to any employees of Company or any of its Subsidiaries, nor has any such action occurred or, to the knowledge of Company, been threatened, within the past three (3) years, (d) there are no unfair labor practice complaints pending or, to the knowledge of Company, threatened against Company or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Entity, (e) no charges with respect to or relating to Company or any of its Subsidiaries are pending or, to the knowledge of Company, threatened before the Equal Employment Opportunity Commission or any other Governmental Entity, (f) there is no employment-related Action pending or, to the knowledge of Company, threatened with respect to any current or former employees of Company or any of its Subsidiaries, including any Actions with respect to payment of wages, salary or overtime pay and (g) neither Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with or citation by any Governmental Entity relating to employees or employment practices, and there are no pending or, to the knowledge of Company, threatened investigations, audits or similar proceedings alleging breach or violation of any labor or employment law. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, Company and each Subsidiary are in compliance with all applicable Laws relating to employment, employment practices, compensation, hours, employee classification, contractor classification, terms and conditions of employment, and the termination of employment.

Section 3.15 Environmental Matters.

(a) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, (i) Company and each Subsidiary have conducted their respective businesses in compliance with all, and have not violated any, applicable Environmental Laws; (ii) there has been no release of any Hazardous Substance by Company or any of its Subsidiaries in any manner that has given or would reasonably be expected to give rise to any remedial obligation, corrective action requirement or liability under any applicable Environmental Laws; (iii) during the Prior Compliance Period and, to the knowledge of Company, prior thereto, neither Company nor any of its Subsidiaries has received any claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any Governmental Entity or any other Person asserting that Company or any of its Subsidiaries is in violation of any Environmental Law, or is liable under any Environmental Law; (iv) no Hazardous Substance has been disposed of, arranged to be disposed of, released from or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, from any current or former properties or facilities while owned or operated by Company or any of its Subsidiaries or as a result of any operations or activities of Company or any of its Subsidiaries at any location; (v) Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or would reasonably be expected to result in liability to Company or any of its Subsidiaries under any Environmental Law; and (vi) neither Company, its Subsidiaries nor any of their respective properties or facilities are subject to, or are, to Company’s knowledge, threatened to become subject to, any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law or any agreement relating to liability under any Environmental Law.

(b) As used herein, “Environmental Law” means any Law relating to (i) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, use in products, release or disposal of Hazardous Substances or (iii) human health and safety as it relates to exposure to any Hazardous Substances.

(c) As used herein, “Hazardous Substance” means any substance listed, defined, designated, classified or regulated as a waste, pollutant or contaminant or as hazardous, toxic, radioactive or dangerous, or any other term of similar import under any Environmental Law, including petroleum.

Section 3.16 Taxes.

(a) All income Tax Returns and all other material Tax Returns required to have been filed by Company or its Subsidiaries have been timely filed (taking into account any extension of time to file granted or obtained), and such Tax Returns are accurate and complete in all material respects. All material Taxes due with respect to Company and its Subsidiaries have been or will be timely paid (whether or not shown to be payable on such Tax Returns), other than Taxes being contested in good faith for which adequate reserves have been established in accordance with GAAP. No deficiency for any material amount of Tax has been asserted or assessed by a Governmental Entity in writing against Company or any of its Subsidiaries that has not been satisfied by payment, settled or withdrawn. There are no Tax Liens for any material amount of Tax on the property or assets of Company or any of its Subsidiaries (except for statutory Liens for Taxes not yet due and payable). There are no outstanding waivers or agreements extending the statute of limitations for any period with respect to any material Tax to which Company or any of its Subsidiaries may be subject. All Taxes not yet due and payable by Company or its Subsidiaries (or any other corporation merged into or consolidated with Company or any of its Subsidiaries) have been, in all material respects, properly accrued on the most recent balance sheet included in the Company SEC Documents in accordance with GAAP. None of Company or its Subsidiaries is a party to or bound by or has any obligation under any Tax sharing or similar agreement or arrangement (other than an agreement or arrangement solely among Company and its Subsidiaries).

(b) Company and its Subsidiaries have complied in all material respects with all applicable Laws relating to the withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 3121 and 3402 of the Code and similar provisions under any other domestic or foreign tax Laws) and have, within the time and the manner prescribed by Law, withheld from and paid over to the proper Governmental Entities all amounts required to be so withheld and paid over under applicable Laws.

(c) As of the date of this Agreement, there are no audits, examinations, investigations or other proceedings now pending or, to the knowledge of Company, threatened against or with respect to Company or any of its Subsidiaries with respect to any material Tax.

(d) Neither the execution of this Agreement, the Shareholder Approval of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in payments under any Benefit Plan which would not reasonably be expected to be deductible under Section 162(m) of the Code or (ii) give rise to an additional Tax under Section 409A of the Code.

(e) Neither Company nor any of its Subsidiaries is a party to any Contract that provides, and no Benefit Plan provides, directly or in combination with other events, separately or in the aggregate, for the payment of any “excess parachute payments” within the meaning of Section 280G of the Code or any other payments which would fail to be deductible by reason of Section 280G of the Code.

(f) Neither Company nor any of its Subsidiaries has been a party to any distribution occurring in the last five years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied.

(g) Neither Company nor any of its Subsidiaries has elected or is required to defer payment of amounts from a foreign entity which will be subject to the provisions of Section 457A of the Code.

(h) No written claim has been made by any Governmental Authority in a jurisdiction where either Company or any of its Subsidiaries does not file Tax Returns that either Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(i) Neither Company nor any of its Subsidiaries (A) is or has ever been a member of an affiliated group (other than a group the common parent of which is Company or any of its Subsidiaries) filing a consolidated federal income Tax Return or (B) has any liability for Taxes of any Person (other than Company or any Subsidiary of Company) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, by contract, or otherwise.

(j) No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to Company or any of its Subsidiaries, and no Governmental Authority has issued to Company or any of its Subsidiaries any ruling with respect to Taxes which has continuing effect.

(k) Neither Company nor any of its Subsidiaries has agreed or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of state, local or foreign law by reason of a change in accounting method initiated by it and, to the knowledge of Company, the IRS has not proposed in writing any such adjustment or change in accounting method, and neither Company nor any of its Subsidiaries has any application pending with any Governmental Authority requesting permission for any changes in accounting methods that relate to the business or assets of Company or any of its Subsidiaries.

(l) Company will not be required to include amounts in income, or exclude items of deduction, in a taxable period beginning after the Closing Date as a result of (i) a change in method of accounting occurring prior to the Closing Date, (ii) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (iii) a prepaid amount received, or paid, prior to the Closing Date, (iv) deferred gains arising prior to the Closing Date, (v) an election under Section 108(i) of the Code or any similar provision of state, local or foreign law or (vi) any intercompany transactions or any excess loss accounts described in Treasury Regulations under Section 1502 of the Code or any similar provision of state, local, or foreign law.

(m) Neither Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(n) Neither Company nor any of its Subsidiaries has engaged in any “reportable transaction” under Section 6011 of the Code and the regulations thereunder.

Section 3.17 Material Contracts.

(a) For all purposes of and under this Agreement, a “Material Contract” means any oral or written:

(i) “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act, other than those agreements and arrangements described in Item 601(b)(10)(iii)) with respect to Company and its Subsidiaries, taken as whole;

(ii) Contract (in each case, under which Company or any of its Subsidiaries has continuing obligations) with any officer, director or employee of Company or any of its Subsidiaries or member of the Company Board providing for (A) an annual base salary in excess of $200,000, (B) material severance or termination pay liabilities of Company or any of its Subsidiaries related to termination of employment or (C) indemnification by Company or any of its Subsidiaries of any officer, director or employee of Company or any of its Subsidiaries;

(iii) Benefit Plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the consummation of the Merger or the value of any of the benefits of which will be calculated on the basis of the Merger;

(iv) Contract relating to or evidencing (A) Indebtedness in excess of $10,000,000, other than loans to direct or indirect wholly owned Subsidiaries, in each case in the ordinary course of business consistent with past practice and equipment leases entered into in the ordinary course of business or (B) Liens upon any material part of the owned assets or owned properties of Company and its Subsidiaries, taken as a whole;

(v) Contract pursuant to which Company or any of its Subsidiaries has guaranteed any obligations or liabilities (whether absolute, accrued, contingent or otherwise) of any other Person, which guarantee obligation exceeds $1,500,000, other than guarantees by Company for obligations of its wholly owned Subsidiaries;

(vi) Any limited liability company agreement, partnership, joint venture or other similar Contract relating to the formation, creation, operation or management of any limited liability company, partnership or joint venture, other than any such limited liability company, partnership or joint venture that is a wholly owned Subsidiary of Company;

(vii) Contract for capital expenditures or the acquisition or construction of fixed assets which requires aggregate future payments that would reasonably be expected to be in excess of $2,000,000 during any twelve-month period;

(viii) Contract that (A) limits or purports to limit in any material respect the ability of Company or any of its Affiliates to compete in any line of business or with any Person or in any geographic area or during any period of time or to develop, market, sell, distribute or otherwise exploit business of Company, (B) grants exclusive rights of any type or scope or rights of first refusal, rights of first negotiation or similar rights or terms to any Person, (C) requires Company or any of its Affiliates to use any supplier or third party for all or substantially all of any of its material requirements or needs in any respect, (D) limits or purports to limit in any material respect the ability of Company or any of its Affiliates to solicit any customers or clients of the other parties thereto, or (E) requires Company or any of its Affiliates to provide to the other parties thereto “most favored nations” status or similar best price rights;

(ix) Contract providing for “earn-outs,” “performance guarantees” or other similar contingent payments by Company or any Subsidiary that would reasonably be expected to be in excess of $1,000,000 during any future twelve-month period;

(x) Contract under which (A) a federal Governmental Entity procures supplies or services from Company or any of its Subsidiaries or provides a grant to Company or any of its Subsidiaries, or any subcontract to such a Contract or (B) a state Governmental Entity procures supplies or services from Company or any of its Subsidiaries or provides a grant to Company or any of its Subsidiaries, or any subcontract to such a Contract, that involves aggregate payments by or to Company or any of its Subsidiaries in excess of $1,000,000;

(xi) Contract between Company or any wholly owned Subsidiary of Company, on the one hand, and another Subsidiary that is not wholly owned or Company Minority Interest Business, on the other hand;

(xii) Contract entered into on or after March 27, 2009 relating to the acquisition or disposition of any business or any assets (whether by merger, sale of stock or assets or otherwise) in an amount in excess of $10,000,000 or under which there remain any representations, covenants, indemnities or other obligations (including indemnification or other contingent obligations) that are in effect and material to Company;

(xiii) Contract for which the principal purpose is the ownership, use or licensing of any Intellectual Property by or to Company or any of its Subsidiaries (other than non-exclusive (i) off-the-shelf or other commercially available software licenses with annual payments of less than $1,000,000 cumulatively per software title or (ii) licenses to Marks, Copyrights, software or similar items embedded in or included on equipment or products sold by Company or its Subsidiaries granted in the ordinary course of business consistent with past practice);

(xiv) Contract with any of Company’s 10 most material suppliers (measured based on aggregate payments by Company to such suppliers during the twelve month period ended August 31, 2012); and

(xv) Contracts (other than Contracts of the type described in subclauses (i) through (xiv) above) that involve aggregate payments by or to Company or any of its Subsidiaries in excess of $5,000,000 during any twelve-month period or in excess of $10,000,000 in the aggregate during the term of such Contract, other than purchase or sales orders or other Contracts that, in each case, were entered into in the ordinary course of business consistent with past practice and are terminable or cancelable by Company or any of its Subsidiaries without penalty or liability on 90 days’ notice or less.

(b) Section 3.17(b) of the Company Disclosure Letter contains a complete and accurate list of all Material Contracts to or by which Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound as of the date hereof. True and complete copies of each Material Contract (including any material amendments, waivers or modifications thereto) in existence as of the date hereof have been delivered or made available by Company to Parent prior to the date hereof.

(c) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, each Material Contract is valid and binding on Company (and/or each Subsidiary party thereto) and is in full force and effect, and neither Company nor any of its Subsidiaries party thereto, nor, to the knowledge of Company, any other party thereto, is in breach of, or default under, any such Material Contract, and no event has occurred that with notice or lapse of time or both would reasonably be expected to (i) constitute such a breach or default thereunder by Company or any of its Subsidiaries party thereto, or, to the knowledge of Company, any other party thereto; or (ii) give any Person the right to declare a default, accelerate the maturity or performance of any Material Contract, or cancel, terminate or modify any Material Contract.

Section 3.18 Insurance. Section 3.18 of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of all material insurance policies, including material workers’ compensation, corporate-owned life insurance, fire and casualty, general liability, product liability, business interruption, directors and officers and other professionally liability policies, if any, issued in favor of Company or any of its Subsidiaries, or pursuant to which Company or any of its Subsidiaries is a named insured, as well as any historic occurrence-based policies still in force, and copies of such policies have been made available to Parent. With respect to each such insurance policy, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, (a) such policy is in full force and effect and all premiums due thereon have been paid, (b) neither Company nor any of its Subsidiaries is in breach or default under such policy, and (c) neither Company nor any of its Subsidiaries has received written notice of any cancellation, termination or material insurance rate or premium increase with respect to any such policy and, to the knowledge of Company, no such cancellation, termination or material increase has been threatened. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, there is no claim pending under any such insurance policies as to which coverage has been denied or disputed by the underwriters of such policies.

Section 3.19 Real and Personal Property.

(a) Company or one or more of its Subsidiaries has good and marketable title to all material personal property assets owned by Company and its Subsidiaries (the “Owned Assets”), free and clear of all Liens, other than Permitted Liens.

(b) Section 3.19(b) of the Company Disclosure Letter sets forth a complete list of all real property and interests in real property owned, directly or indirectly, by Company or its Subsidiaries (the “Owned Real Property”). Company or a Subsidiary of Company has good and valid fee simple title to the Owned Real Property free and clear of any liens or encumbrances other than the Permitted Liens.

(c) Section 3.19(c) of the Company Disclosure Letter sets forth a true and complete list of all real property leased, subleased or otherwise occupied by Company or its Subsidiaries (the “Leased Real Property”) pursuant to written agreements (each, a “Lease”). Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) Company or a Subsidiary has a good and valid leasehold interest in the Leased Real Property; (ii) Company or a Subsidiary has the right to use and occupancy of the Leased Real Property for the full term of the lease or sublease relating thereto, (ii) each such lease or sublease is a legal, valid and binding obligation, enforceable in accordance with its terms, of Company or a Subsidiary and, to the knowledge of Company, the other parties thereto, and Company and its Subsidiaries have not received or delivered notice of any default (with or without notice or lapse of time, or both) with respect to such lease or sublease and (iii) neither Company nor any of its Subsidiaries has assigned its interest under any such lease or sublease or sublet any part of the premises covered thereby.

(d) There are no pending or, to the knowledge of Company, threatened condemnation proceedings with respect to the Owned Assets, Owned Real Property or Leased Real Property.

(e) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, all Permits necessary in connection with the construction upon, and present use and operation of, the Owned Real Property and the lawful occupancy thereof in the business of Company and its Subsidiaries have been issued by the appropriate Governmental Entities. The current use of the Owned Real Property is, in all material respects, in accordance with the certificates of occupancy relating thereto and the terms of any such Permits. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither Company nor any of its Subsidiaries has received a written notice from any Governmental Entity having jurisdiction over such Owned Real Property that such Owned Real Property is in violation of any Law relating to such Owned Real Property, including setback requirements and zoning restrictions and ordinances, except to the extent that a requirement may be satisfied by virtue of being “grandfathered” or otherwise permitted to continue in its current status.

(f) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, each parcel of Owned Real Property is supplied with utilities and other services necessary for the operation of such Owned Real Property and premises as the same is currently operated, all of which utilities and other services are provided via public roads or via permanent, irrevocable appurtenant easements benefiting such Owned Real Property. Each parcel of Owned Real Property abuts on, and has direct vehicular access to, a public road, or has access to a public road via a permanent, irrevocable appurtenant easement benefiting the parcel of Owned Real Property, in each case, to the extent necessary for the conduct of the business of Company and its Subsidiaries as it is currently being conducted.

Section 3.20 Intellectual Property.

(a) Section 3.20(a) of the Company Disclosure Letter sets forth a true and complete list of all (i) registered Marks, Patents and Copyrights, and (ii) Domain Name Registrations, including any pending applications to register any of the foregoing, owned (in whole or in part) by Company or any of its Subsidiaries as of the date hereof (collectively, “Company Registered IP”). All Company Registered IP (other than patent applications or applications to register trademarks, copyrights or domain names) is unexpired, and to the knowledge of Company, is valid and enforceable. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, no Company Registered IP is involved in any interference, reissue, reexamination, opposition, cancellation or similar proceeding and, to the knowledge of Company, no such action is or has been threatened with respect to any of Company Registered IP.

(b) Company or its Subsidiaries own exclusively, free and clear of any and all Liens (other than Permitted Liens and any non-exclusive licenses granted in the ordinary course of Company’s or its Subsidiaries’ business), all Company Registered IP and all other Intellectual Property that is material to the businesses of Company or any of its Subsidiaries as currently conducted other than Intellectual Property owned by a third party that is licensed to Company or a Subsidiary thereof pursuant to an existing license agreement and used by Company or such Subsidiary within the scope of such license. The immediately foregoing sentence in this Section 3.20(b) shall not be interpreted as a separate representation or warranty in addition to Section 3.20(c) that (A) the Intellectual Property owned by Company or its Subsidiaries, or its use or exploitation in any manner by Company or its Subsidiaries and their customers, licensees and end-users, does not or shall not infringe any Intellectual Property of any Person or (B) in the operation of its or their businesses as currently or previously conducted by Company and its Subsidiaries, does not or shall not infringe, misappropriate, dilute or violate any Intellectual Property of any Person or constitute unfair competition.

(c) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, Company and its Subsidiaries have not infringed, misappropriated, diluted or otherwise violated any Intellectual Property of any Person in connection with the operation of its or their businesses as currently conducted. Neither Company nor any of its Subsidiaries has received any written notice or claim asserting or suggesting that any such infringement, misappropriation, or dilution is or may be occurring or has or may have occurred, except where any such infringement, misappropriation or dilution, individually or in the aggregate, would not reasonably be expected have a Material Adverse Effect. To the knowledge of Company, no third party is misappropriating, infringing, or diluting any Intellectual Property owned by or exclusively licensed to Company or any of its Subsidiaries, except where any such infringement, misappropriation or dilution, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. No Intellectual Property owned by or exclusively licensed to Company or any of its Subsidiaries is subject to any outstanding order, judgment, decree or stipulation restricting or limiting in any material respect the use or licensing thereof by Company or any of its Subsidiaries, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Company and its Subsidiaries have taken commercially reasonable efforts to protect the Company-Registered IP and the security and operation of its material software and systems.

Section 3.21 State Anti-Takeover Statutes. Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.9, Company has taken all such action as may be required or appropriate to cause the restrictions included in Sections 607.0901 and 607.0902 of the FBCA not to apply to the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, including the Merger. No “moratorium,” “fair price,” “business combination,” “affiliated transactions,” “control share acquisition”, “interested shareholder” or similar provision of any state anti-takeover or similar state Law (including Sections 607.0901 and 607.0902 of the FBCA, collectively, “Takeover Laws”) is, or at the Effective Time will be, applicable to this Agreement, the Merger or any of the other transactions contemplated hereby.

Section 3.22 Related Party Transactions. Except as set forth in the Company SEC Documents filed prior to the date hereof, neither Company nor any of its Subsidiaries has entered into any agreement, commitment or transaction with or for the benefit of Company’s Affiliates that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Section 3.23 Certain Payments. Neither Company, nor any of its Subsidiaries (nor, to the knowledge of Company, any of their respective directors, executives, representatives, agents or employees) (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any unlawful payments to any foreign or domestic governmental officials or employees, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977 or similar applicable foreign Law, or (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties.

Section 3.24 Brokers. No broker, investment banker, financial advisor or other Person, other than Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC, the fees and expenses of which will be paid by Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Company or any of its Affiliates.

Section 3.25 Opinion of Financial Advisors. Company Board has received the separate opinions of Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC to the effect that, as of the date of such opinions and subject to the factors and assumptions set forth in such opinions, the Merger Consideration to be received by holders of Shares is fair, from a financial point of view, to such holders. As promptly as practicable after execution of this Agreement, Company shall deliver to Parent a true and correct copy of such opinions (solely for informational purposes).

Section 3.26 No Additional Representations.

(a) Except for the representations and warranties made by Company in this Article III or as may be expressly stated in writing in any certificate specified hereunder, neither Company nor any other Person makes any express or implied representation or warranty with respect to Company or its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Company nor any other Person makes or has made any representation or warranty to Parent, Merger Sub or any of their Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Company, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by Company in this Article III or as may be expressly stated in writing in any certificate specified hereunder, any oral or written information presented to Parent, Merger Sub or any of their Affiliates or Representatives in the course of their due diligence of Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Notwithstanding anything contained in this Agreement to the contrary, Company acknowledges and agrees that none of Parent, Merger Sub or any other Person has made or is making any representations or warranties relating to Parent or Merger Sub whatsoever, express or implied, beyond those expressly given by Parent and Merger Sub in Article IV hereof or as may be expressly stated in writing in any certificate specified hereunder, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent or Merger Sub furnished or made available to Company or any of its Representatives.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, represent and warrant to Company as follows:

Section 4.1 Organization, Standing and Power.

(a) Each of Parent and Merger Sub (i) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and other assets and to carry on its business as now being conducted, and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties and other assets makes such qualification or licensing necessary, except in the case of clause (iii), where the failure to be so duly qualified or licensed or in good standing, individually or in the aggregate, has not had or would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Since the date of its incorporation, Merger Sub has not engaged in any activities except as contemplated by this Agreement.

(c) Parent has previously made available to Company true and complete copies of Parent’s certificate of incorporation (the “Parent Charter”) and bylaws (the “Parent Bylaws”) as are in full force and effect. Parent is not in violation of any provision of the Parent Charter or Parent Bylaws. Parent has heretofore delivered to Company a true and complete copy of Merger Sub’s articles of incorporation (the “Merger Sub Charter”) and bylaws (the “Merger Sub Bylaws”) as in full force and effect. Merger Sub is not in violation of any provision of the Merger Sub Charter or Merger Sub Bylaws.

Section 4.2 Authority. Each of Parent and Merger Sub has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject, in the case of the consummation of the Merger, to the filing of the Articles of Merger with the Florida Department of State as required by Section 607.1105 of the FBCA. This Agreement has been duly executed and delivered by Parent and Merger Sub, and assuming the due authorization, execution and delivery by Company, constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

Section 4.3 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by each of Parent and Merger Sub does not, and the consummation of the Merger and the other transactions contemplated hereby and compliance by Parent and Merger Sub with the provisions hereof will not, conflict with, contravene, or result in any violation or breach of, or default (in each case, with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien (other than Permitted Liens) in or upon any of the properties, assets or rights of Parent or any of its Subsidiaries under, any provision of (i) the Parent Charter or Parent Bylaws, (ii) the Merger Sub Charter or Merger Sub Bylaws, (iii) any Contract to which Parent or its Subsidiaries is a party or by which Parent or its Subsidiaries or any of their respective properties or assets may be bound, or (iv) subject to the governmental filings and other matters referred to in Section 4.3(b), any Law applicable to Parent or its Subsidiaries or by which Parent or its Subsidiaries or any of their respective properties or assets may be bound, except, in the case of clauses (iii) and (iv), as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(b) No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any Governmental Entity or any other Person is required by or with respect to Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by Parent or the consummation of the Merger and the other transactions contemplated hereby or compliance with the provisions hereof, except for (i) the filing of the pre-merger notification report under the HSR Act and (ii) the filing of the Articles of Merger with the Florida Department of State as required by the FBCA.

Section 4.4 Proxy Statement. None of the information supplied or to be supplied by Parent or any of its Subsidiaries, or any of their respective Affiliates, partners, members, shareholders, directors, officers, employees, agents or other representatives, specifically for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is first mailed to Company’s shareholders, at the time of any amendments or supplements thereto and at the time of the

Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.5 Litigation. There is no Action, whether judicial, arbitral, administrative or other, pending or, to the knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries or any of their respective properties or assets, other than Actions that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

Section 4.6 Financing. Parent and Merger Sub will have at the Closing Date sufficient funds to satisfy all of their obligations under this Agreement, including (i) the payment of any amounts required to be paid pursuant to Article II, (ii) the payment of any Indebtedness of Company and its Subsidiaries required to be repaid, redeemed (including pursuant to any offer to redeem required to be made as a result of the Merger), retired, canceled, terminated or otherwise satisfied in connection with or as a result of the Merger, and (iii) the payment of all fees and expenses reasonably expected to be incurred by Parent and Merger Sub in connection therewith.

Section 4.7 Solvency; Surviving Corporation. Neither Parent nor Merger Sub is entering into the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors. Assuming (i) satisfaction of the conditions to Parent’s obligation to consummate the Merger, or waiver of such conditions, (ii) that the representations and warranties of Company contained in this Agreement are true and correct in all material respects (for such purposes, without giving effect to any “knowledge”, materiality or “Material Adverse Effect” qualification or exception), (iii) estimates, projections or forecasts provided by Company to Parent prior to the date hereof have been prepared in good faith on assumptions that were and continue to be reasonable and (iv) immediately prior to the Effective Time, Company is solvent, after giving effect to the Merger and the other transactions contemplated by this Agreement and the payment of all fees and expenses of all parties hereto, at and immediately after the Effective Time, the Surviving Corporation will be solvent. For the purposes of this Agreement, the term “solvent” when used with respect to any Person, on a consolidated basis, means that, as of any date of determination, (i) both the fair value of such Person’s assets will not be less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay its probable liability on its debts as they mature, (ii) such Person will have adequate capital and liquidity with which to engage in its business, and (iii) such Person will not have incurred and does not plan to incur debts beyond its ability to pay as they mature.

Section 4.8 Brokers. No broker, investment banker, financial advisor or other Person, other than Peter J. Solomon Company, L.P., the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Affiliates.

Section 4.9 Stock Ownership. Neither Parent nor Merger Sub or any of their respective “affiliates” or “associates” is, nor at any time during the last three years has been, (a) an “interested shareholder” of Company, in each case as defined in Section 607.0901 of the FBCA, or (b) with respect to Company, a person described in 607.1302(2)(d) of the FBCA.

Section 4.10 No Additional Representations. Notwithstanding anything contained in this Agreement to the contrary, each of Parent and Merger Sub acknowledges and agrees that neither Company nor any other Person has made or is making any representations or warranties relating to Company whatsoever, express or implied, except those expressly given by Company in Article III hereof or as may be expressly stated in writing in any certificate specified hereunder, and Company is expressly disclaiming any implied representation or warranty as to the accuracy or completeness of any information regarding Company furnished or made available to Parent or any of its Representatives, with respect to the execution and delivery of this Agreement or the transactions contemplated hereby, notwithstanding the delivery or disclosure to any other party or any other party’s Representatives of any document or other information with respect to any one or more of the foregoing. Without limiting the generality of the foregoing, each of Parent and Merger Sub acknowledges that, no representations or warranties are made with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent or Merger Sub or their respective businesses or (ii) except for the representations and warranties made by Parent and Merger Sub in this Article IV or as may be expressly stated in writing in any certificate specified hereunder, any oral or written information presented to Company or any of its Affiliates or Representatives in the course of their due diligence of Parent and Merger Sub, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business by Company. During the period from the date of this Agreement to the Effective Time, except as consented to in writing in advance by Parent, such consent not to be unreasonably withheld, conditioned or delayed, or as otherwise specifically required by this Agreement, or by any Law to which Company or any of its Subsidiaries is subject, or as set forth in Section 5.1 of the Company Disclosure Letter, Company shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course consistent with past practice and use commercially reasonable efforts to preserve intact its business organization and operations, maintain in effect all existing Permits, preserve its assets, rights and properties in good repair and condition, preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it and, subject to Section 5.1(o), keep available the present services of its employees. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as consented to in writing in advance by Parent, such consent not to be unreasonably withheld, conditioned or delayed, or as otherwise specifically required by this Agreement or by any Law or the terms of any Material Contract to which Company or any of its Subsidiaries is subject (so long as compliance with such terms shall not cause Company or any of its Subsidiaries to be in material non-compliance with this Section 5.1), or as set forth in Section 5.1 of the Company Disclosure Letter, Company shall not, and shall not permit any of its Subsidiaries, without Parent’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, to:

(a) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except for dividends by any direct or indirect wholly owned Subsidiary of Company to its parent, (ii) purchase, redeem or otherwise acquire shares of capital stock or other securities of Company or its Subsidiaries or any options, warrants, or rights to acquire any such shares or other securities, or (iii) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests, except for the issuance of Shares upon the exercise, conversion or settlement of Stock Options outstanding on the date hereof, the Convertible Debt, the Convertible Note Hedge or the Warrant in each case in accordance with their terms as in effect on such date;

(b) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (other than Permitted Liens) any shares of its capital stock or other equity interests or any securities convertible into, or exchangeable for, or any rights, warrants or options to acquire, any such shares or other equity interests, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock of Company on a deferred basis or other rights linked to the value of Shares, other than the issuance of Shares upon the exercise or settlement of Stock Options outstanding on the date hereof, the Convertible Debt, the Convertible Note Hedge or the Warrant, in each case in accordance with their terms as in effect on such date;

(c) alter, amend, authorize or propose to amend its articles of incorporation or bylaws (or similar organizational documents);

(d) directly or indirectly acquire or agree to acquire (i) by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, making an investment in or loan or capital contribution to or in any other manner, any corporation, partnership, association or other business organization or division thereof or (ii) any assets, rights or properties that are material to Company and its Subsidiaries, other than inventory and equipment acquired in the ordinary course of business consistent with past practice and other acquisitions for which the fair market value of the total consideration paid by Company and its Subsidiaries does not exceed $10,000,000 individually, or $25,000,000 in the aggregate;

(e) (i) directly or indirectly sell, pledge, transfer, lease, license, sell and leaseback, abandon, mortgage or otherwise encumber or subject to any Lien (other than Permitted Liens) or otherwise dispose in whole or in part of any of its properties, assets or rights or any interest therein (including, but not limited to, Intellectual Property of Company, other than (1) non-exclusive licenses granted in the ordinary course of business consistent with past practice and (2) non-disclosure agreements that provide for only limited use rights of Intellectual Property for evaluation purposes only), except for sales of inventory and equipment in the ordinary course of business consistent with past practice or sales of other assets for which the book value or sales price, whichever is higher, does not exceed $15,000,000 individually or in the aggregate, or (ii) except in the ordinary course of business consistent with past practice, intentionally permit the lapse of, or fail to promptly revive after discovery of any lapse, any right relating to any material Intellectual Property of Company;

(f) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, capitalization or other reorganization;

(g) (i) incur, create, assume, guarantee or otherwise become liable for, any Indebtedness, other than (1) borrowings under the Company Credit Agreement in the ordinary course of business consistent with past practice and (2) capital lease obligations that do not exceed $5,000,000 individually or in the aggregate, (ii) amend, modify or refinance any Indebtedness under the Company Credit Agreement or the Indentures, or with respect to any other Indebtedness (except in connection with any action permitted by clause (i)(2) of this subsection (g)), in a manner which imposes materially greater obligations on the part of Company or which is materially more burdensome on Company, (iii) redeem, repurchase, prepay, defease or cancel any Indebtedness or (iv) make any loans, advances or capital contributions to, or investments in, any other Person, other than Company or any direct or indirect wholly owned Subsidiary of Company (provided that none of the foregoing in (i) through (iv) shall include the extension of trade credit to customers in the ordinary course of business consistent with past practice);

(h) (i) modify or amend in any material respect, terminate, cancel or extend any Material Contract or expressly waive, release or assign any material benefits or claims under any Material Contract or (ii) enter into any Contract that if in effect on the date hereof would be a Material Contract;

(i) make or incur any financial commitment or any new capital expenditure not reflected on the capital expenditure budget provided to Parent prior to the date hereof in excess of $1,000,000 individually or $5,000,000 in the aggregate;

(j) change in any material respect its financial accounting methods, policies, principles or practices (including any methods, policies, principles or practices relating to the estimation of reserves or other liabilities), except insofar as may have been required by a change in GAAP or applicable Law;

(k) settle or compromise any material liability for Taxes, amend any material Tax Return, make or revoke any Tax election, file any material Tax Return in a manner inconsistent with past practice, adopt or change any method of accounting for Tax purposes, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a refund for a material amount of Tax;

(l) (i) commence any litigation or claims other than in the ordinary course of business consistent with past practice or (ii) compromise, discharge or settle any litigation or claims in excess of $2,500,000 or waive any material right with respect thereto;

(m) enter into any Contract for the purchase of, or lease for, real property or real property interests, except for any renewal of existing leases for Leased Real Property in the ordinary course of business consistent with past practice;

(n) fail to keep in full force and effect Company’s or any of its Subsidiaries’ current insurance policies or other comparable insurance affecting the business of Company or any of its Subsidiaries, or reduce the amount of any insurance coverage provided by existing insurance policies except with respect to insurance policies that will expire and be replaced in the ordinary course of business consistent with past practice;

(o) except as required to comply with any applicable Law (i) increase the compensation, bonus or other benefits of, or grant any type of compensation or benefits to any Employee, other than as required under the terms of any Benefit Plan or with respect to any Employee having a total annual compensation opportunity of less than $250,000 per year, in the ordinary course of business consistent with past practice, (ii) pay any bonus of any kind or amount to any Employee, other than in the ordinary course of business consistent with past practice or as required under the terms of any Benefit Plan, (iii) pay any benefit or grant or amend any award (including in respect of stock options, stock units, stock appreciation rights, performance units, restricted stock or other stock-based or stock-related awards or the removal or modification of any restrictions in any Benefit Plan or awards made thereunder), (iv) enter into any severance, change-in-control, retention, employment or other agreement with any Employee (other than employment agreements entered in the ordinary course of business consistent with past practice to fill any vacancy with any Employee or prospective employee that provides for a total annual compensation opportunity of less than $250,000 per year), (v) loan or advance any money or other property to any Employee other than in the ordinary course of business consistent with past practices and in an amount, in aggregate, not to exceed $250,000, (vi) adopt or enter into any collective bargaining agreement or other labor union contract, (vii) hire any Employee to a position having a total annual compensation opportunity of $250,000 or more per year, or terminate any Employee from such a position other than for “cause” (as defined in the applicable employment agreement, or if no such employment agreement exists, for misconduct or poor performance), (viii) establish, adopt, or enter into, any new employee benefit plan or arrangement which would constitute a Benefit Plan if in effect as of the date of this Agreement, or amend, modify, terminate, or waive any rights under any existing Benefit Plan or restrictive covenant agreement, (ix) take any action to fund the payment of compensation or benefits under any Benefit Plan except as required by the terms of any such Benefit Plan or otherwise in the ordinary course of business consistent with past practices or (x) exercise any discretion to accelerate the vesting or payment or any compensation or benefit under any Benefit Plan;

(p) enter into any material new line of business or change its material operating policies in any material respect except as required by applicable Law;

(q) effectuate a “plant closing” or “mass layoff” under the Worker Adjustment and Retraining Notification Act or any similar state or local Law; or

(r) authorize any of, or commit or agree to take any of, the foregoing actions.

Section 5.2 No Solicitation.

(a) Company shall not, and shall cause its Subsidiaries not to, and shall not authorize or permit any Representatives of Company or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate, knowingly encourage, cooperate in any with, assist or take any other action (including taking any affirmative action to exempt or cause to be inapplicable as to any individual or entity (other than Parent or its Subsidiaries) the provisions of Section 607.0901 or Section 607.0902 of the FBCA or any other analogous state Takeover Law) designed to result in or facilitate any inquiry, proposal or offer with respect to, or the announcement, making or completion of, any Acquisition Proposal, or any inquiry, proposal or offer that may reasonably be expected to lead to any Acquisition Proposal, (ii) enter into, continue or otherwise participate in any negotiations regarding, or furnish to any Person other than Parent, Merger Sub or any Representatives of the foregoing Persons, any non-public information or data (relating to Company or any of its Subsidiaries or otherwise) with respect to, any Acquisition Proposal or otherwise cooperate in any way with, assist or facilitate any Person that is seeking to make, or has made, an Acquisition Proposal or (iii) approve, recommend, declare advisable or enter into any acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, letter of intent, term sheet or other similar agreement relating to an Acquisition Proposal or requiring Company to abandon, terminate or breach its obligations hereunder or fail to consummate the Merger. Company shall, and shall cause each of its Subsidiaries and shall use its commercially reasonable efforts to cause the Representatives of Company and its Subsidiaries to, (A) immediately cease and cause to be terminated all existing negotiations, discussions or activities with any Person and its Representatives (other than Parent, Merger Sub or any of their Representatives) conducted heretofore with respect to any Acquisition Proposal, (B) request the prompt return or destruction, to the extent required by any confidentiality agreement, of all confidential information previously furnished to any such Person and its Representatives, and (C) not terminate, waive, amend, release or modify any provision of any standstill agreement (including any standstill provisions contained in any confidentiality or other agreement) to which it or any of its Affiliates or Representatives is a party, unless, solely with respect to this clause (C), the Company Board determines in good faith (after consultation with outside counsel) that such action would be reasonably likely to result in a breach of its fiduciary duties under Florida Law. Notwithstanding the foregoing, if, at any time following the date of this Agreement and prior to obtaining the Shareholder Approval, (1) Company receives a written Acquisition Proposal that the Company Board believes in good faith to be bona fide, (2) such Acquisition Proposal was not the result of a material violation of this Section 5.2(a), (3) the Company Board determines in good faith (after consultation with outside counsel and financial advisors) that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal, and (4) the Company Board determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in the following clause (x) or (y) would be inconsistent with its fiduciary duties under Florida Law, then Company may (and may authorize its Subsidiaries and its and their Representatives to): (x) furnish non-public information with respect to Company and its Subsidiaries to the Person making such Acquisition Proposal (and its Representatives) pursuant to an Acceptable Confidentiality Agreement (a copy of which shall be provided to Parent, which copy may at Company’s election be redacted to exclude the identity of the Person making the Acquisition Proposal), provided, that any non-public information provided to any Person given such access shall have previously been provided to Parent or shall be provided to Parent prior to or concurrently with the time it is provided to such Person; and (y) participate in negotiations with the Person making such Acquisition Proposal (and such Person’s Representatives) regarding such Acquisition Proposal.

(b) The Company Board (i)(A) shall not fail to make and shall not withdraw (or modify or qualify in any manner adverse to Parent or publicly propose to withdraw, modify or qualify in any manner adverse to Parent) the approval, recommendation or declaration of advisability by the Company Board (or any committee thereof) of this Agreement, the Merger or any of the other transactions contemplated hereby, and (B) shall not adopt, approve, or publicly recommend, endorse or otherwise declare advisable the adoption of any Acquisition Proposal (each such action set forth in this Section 5.2(b)(i) being referred to herein as an “Adverse Recommendation Change”) and (ii) shall not cause or permit Company or any of its Subsidiaries to enter into any definitive acquisition agreement, merger agreement, share exchange agreement, consolidation agreement, option agreement, joint venture agreement, partnership agreement or similar agreement (each, an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement pursuant to Section 5.2(a)). Notwithstanding the foregoing or anything else in this Agreement to the contrary, at any time prior to obtaining the Shareholder Approval, and only following compliance with Section 5.2(c) and Section 5.2(d), the Company Board may, if the Company Board determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties under Florida Law, (i) make an Adverse Recommendation Change (A) in response to a bona fide written unsolicited Acquisition Proposal made after the date hereof or (B) in response to an Intervening Event or (ii) cause or permit Company to terminate this Agreement pursuant to Section 7.1(d)(ii) and promptly thereafter enter into an Alternative Acquisition Agreement with respect to a Superior Proposal (a “Superior Proposal Termination”); provided, that no Adverse Recommendation Change may be made in response to an Acquisition Proposal and Company may not terminate this Agreement in order to enter into an Alternative Acquisition Agreement, unless the Company Board determines in good faith (after consultation with outside counsel and its financial advisors) that such Acquisition Proposal constitutes a Superior Proposal.

(c) Prior to effecting any Adverse Recommendation Change or Superior Proposal Termination, (1) Company shall notify Parent in writing, at least three Business Days prior to effecting such Adverse Recommendation Change or Superior Proposal Termination (the “Notice Period”), of its intention to effect such Adverse Recommendation Change or Superior Proposal Termination (which notice shall include the material terms and conditions of any Superior Proposal and the identity of the Person making such proposal (it being understood and agreed that any material amendment to the terms of such Superior Proposal shall require a new Notice Period of at least two Business Days), or, if in a response to an Intervening Event, shall include reasonable detail regarding the Intervening Event, (2) during the applicable Notice Period, Company shall negotiate with Parent in good faith (to the extent Parent wishes to negotiate) to make such adjustments to the terms and conditions of this Agreement such that the Superior Proposal ceases to be a Superior Proposal or the Adverse Recommendation Change in response to the Intervening Event is no longer necessary, as applicable, and (3) at the end of the Notice Period, the Company Board shall determine in good faith (after consultation with outside legal counsel and financial advisors) that such Superior Proposal has not been withdrawn and continues to constitute a Superior Proposal (taking into account any changes to the terms of this Agreement proposed by Parent) or the Intervening Event continues to necessitate an Adverse Recommendation Change, as applicable.

(d) In addition to the obligations of Company set forth in Sections 5.2(a), (b) and (c), Company promptly (but in no event later than 24 hours) shall advise Parent in writing in the event that after the date hereof Company or any of its Subsidiaries or Representatives receives (i) any Acquisition Proposal or (ii) any request for non-public information or to engage in negotiation that is reasonably likely to lead to or that contemplates an Acquisition Proposal, in each case together with the material terms and conditions of such Acquisition Proposal or request, other than the identity of the Person making any such Acquisition Proposal or request. Company shall keep Parent reasonably informed in all material respects of the status (including after the occurrence of any material amendment or modification) of any such Acquisition Proposal or request. Without limiting any of the foregoing, Company shall promptly notify Parent if Company determines to begin providing non-public information or to engage in negotiations concerning an Acquisition Proposal pursuant to Sections 5.2(a) or (b) and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice. Notwithstanding the foregoing or anything else in this Section 5.2 to the contrary, Company shall notify Parent in writing of the identity of any Person making such Acquisition Proposal (A) if Company (or any of its Subsidiaries or its or their Representatives) (x) continues to make available non-public information with respect to Company and its Subsidiaries to the Person making such Acquisition Proposal (or such Person’s Representatives) for a period of more than five Business Days following the date on which an Acceptable Confidentiality Agreement was entered into with such Person or (y) participates in negotiations concerning an Acquisition Proposal with the Person making such Acquisition Proposal (or such Person’s Representatives) and (B) at least five Business Days prior to commencing any Notice Period with respect to such Acquisition Proposal.

(e) Nothing contained in this Section 5.2 shall prohibit Company or the Company Board from (i) issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act, (ii) taking and disclosing a position contemplated by Rule 14e-2(a)(2) or (3) under the Exchange Act, provided, that any such action taken or disclosure made that relates to an Acquisition Proposal shall be deemed to be an Adverse Recommendation Change unless the Company Board reaffirms the Company Board Recommendation in connection with such action or disclosure, or (iii) making any required disclosure to the shareholders of Company if, in the good faith judgment of the Company Board (after consultation with outside counsel), failure to so disclose would be inconsistent with its fiduciary duties under Florida Law; provided, that in no event shall this Section 5.2(e) affect the obligations of Company specified in Sections 5.2(b), (c) and (d); and provided, further, that a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act shall not be deemed to be an Adverse Recommendation Change.

(f) For purposes of this Agreement:

(i) “Acquisition Proposal” means any proposal, offer, indication of interest or inquiry from any Person or group of Persons (other than Parent and its Affiliates) relating to any direct or indirect acquisition, purchase, license or lease, in one transaction or a series of transactions, including any merger, reorganization, consolidation, share exchange, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction, (A) of assets or businesses of Company and its Subsidiaries that generate 20% or more of the net revenues or net income or that represent 20% or more of the consolidated assets (based on fair market value), of Company and its Subsidiaries, taken as a whole, immediately prior to such transaction, (B) of 20% or more of any class of capital stock, other equity security or voting power of Company or any resulting parent company of Company or any of Company’s Subsidiaries whose revenues, net income or assets, individually or in the aggregate, represent 20% or more of the consolidated assets (based on fair market value) of Company and its Subsidiaries, taken as a whole, immediately prior to such transaction or (C) involving businesses of Company or any of its Subsidiaries, individually or taken together, which businesses constitute 20% or more of the net revenues, net income or consolidated assets (based on fair market value) of Company and its Subsidiaries, taken as a whole, immediately prior to such transaction, in each case other than the transactions contemplated by this Agreement. For the avoidance of doubt, the parties acknowledge that any proposal, offer, indication of interest or inquiry from any Person or group of Persons (other than Parent and its Affiliates) primarily with respect to any direct or indirect acquisition, purchase, license or lease, in one transaction or a series of transactions, including any merger, reorganization, consolidation, share exchange, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction, of the assets or business of, or equity interests in, Gulf South Medical Supply, Inc. (such proposal, offer, indication of interest or inquiry, a “Gulf South Transaction Proposal”) shall constitute an Acquisition Proposal hereunder.

(ii) “Superior Proposal” means any bona fide written Acquisition Proposal made after the date hereof (with all percentages included in the definition of “Acquisition Proposal” increased to 50%) that the Company Board determines in good faith (after consultation with outside counsel and financial advisors), taking into account all legal, financial, regulatory and other aspects and risks of the proposal (including required conditions, including any requirement of a shareholder vote of the Person making the proposal, or financing requirements) and the Person making the proposal, (A) would be more favorable to the shareholders of Company from a financial point of view than the transactions contemplated by this Agreement (including any adjustment to the terms and conditions thereof proposed in writing by Parent in response to any such Acquisition Proposal) and (B) if accepted, is reasonably likely to be completed on the terms proposed on a timely basis. For the avoidance of doubt, the parties acknowledge that a Gulf South Transaction Proposal cannot constitute a Superior Proposal hereunder.

(iii) “Intervening Event” means a fact, change, development, event or circumstance that was not known to the Company Board on the date of this Agreement (or if known, the consequences of which were not known to or reasonably foreseeable by the Company Board as of the date hereof), which event or circumstance, or any material consequences thereof, becomes known to the Company Board prior to the time at which Company obtains the Shareholder Approval and does not relate to any (i) any Acquisition Proposal or (ii) any events or circumstances relating to the Merger, the transactions contemplated hereby or Parent.

Section 5.3 Proxy Statement; Shareholders’ Meeting.

(a) Company shall (i) as soon as reasonably practicable following the execution of this Agreement (but in no event later than 15 Business Days after the date of this Agreement), prepare and file with the SEC, use its commercially reasonable efforts to have cleared by the SEC and thereafter mail to its shareholders the Proxy Statement and all other proxy materials required in connection with the Shareholders Meeting, (ii) notify Parent and Merger Sub of the receipt of any comments of the SEC with respect to the Proxy Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to Parent and Merger Sub copies of all correspondence between Company or any of its Representatives and the SEC, (iii) give Parent and Merger Sub and their counsel the opportunity to review the Proxy Statement prior to its being filed with the SEC and give Parent and Merger Sub and their counsel the opportunity to review all amendments and supplements to the Proxy Statement and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC (and, in each such case, give reasonable consideration to any comments made by Parent or its Representatives), (iv) subject to Section 5.3(b) and the right of Company to terminate this Agreement as provided in Section 7.1(d)(ii), use its commercially reasonable efforts to obtain the Shareholder Approval and (v) set a record date for the Shareholders Meeting as early as practicable following the clearance of the Proxy Statement by the SEC or a determination by the SEC not to review the Proxy Statement and otherwise to comply with all legal requirements applicable to the Shareholders Meeting. Parent and Merger Sub will use commercially reasonable efforts to deliver to Company all information reasonably requested by Company for inclusion in the Proxy Statement. If at any time prior to the Effective Time any information relating to Company or Parent, or any of their respective directors or officers, become known by Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of Company.

(b) Company shall, as promptly as reasonably practicable after the date hereof, take all action necessary in accordance with Florida Law and the Company Charter and the Company Bylaws to (i) duly call, give notice of, convene and (ii) hold a meeting of its shareholders (the “Shareholders Meeting”) as promptly as reasonably practicable following clearance by the SEC of the Proxy Statement solely for the purpose of obtaining the Shareholder Approval. Except in the case of an Adverse Recommendation Change specifically permitted by Section 5.2(b), Company, through the Company Board, shall (x) recommend to Company’s shareholders that they adopt this Agreement and (y) include such recommendation in the Proxy Statement. Without limiting the generality of the foregoing, Company agrees that its obligations pursuant to the first sentence of this Section 5.3(b) shall not be affected by the commencement, public proposal, public disclosure or communication to Company or any other Person of any Acquisition Proposal or the occurrence of any Adverse Recommendation Change; provided, that the foregoing shall not prohibit (i) Company, if it has complied with the provisions of Section 5.2 and this Section 5.3, from delaying the holding of the Shareholders Meeting, for such time as is necessary for the Company Board to consider the possible need for an Adverse Recommendation Change (and no such delay shall be deemed to be an Adverse Recommendation Change), but only in the event that, and only to the extent that, the Company Board (after consultation with outside legal counsel) has determined that the failure to so delay would reasonably be expected to result in a breach of its fiduciary duties under Florida Law (ii) accurate disclosure in the Proxy Statement or otherwise (and no such disclosure shall, in and of itself, be deemed to be an Adverse Recommendation Change) of factual information regarding the business, financial condition or results of operations of Company or the fact that an Acquisition Proposal has been made, the identity of the Person making such proposal or the material terms of such proposal to the extent the Company Board determines in good faith (after consultation with outside counsel) that such information, facts, identity or terms are required to be disclosed under applicable Law.

Section 5.4 Access to Information; Confidentiality.

(a) Subject to applicable Law, Company shall, and shall cause each of its Subsidiaries to, afford to Parent and its Representatives reasonable access during normal business hours and upon reasonable prior notice, during the period prior to the Effective Time or the termination of this Agreement, to all their respective properties, assets, books, contracts, commitments, personnel and records and, during such period, Company shall cause each of its Subsidiaries to, furnish promptly to Parent: (i) a copy of each report, schedule, registration statement and other document filed, furnished or received by it during such period pursuant to the requirements of federal or state securities Laws and which is not generally available on the EDGAR internet database and (ii) all other information concerning its and its Subsidiaries’ business, properties and personnel as Parent may reasonably request (including all work papers of its auditors and all Tax Returns filed and those in preparation); provided, that no investigation conducted, or any reports, analyses or other information provided, pursuant to this Section 5.4 shall affect or be deemed to modify, limit or supplement any representation or warranty made by the Company herein; provided, further, that neither Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would, in the reasonable judgment of such party, (A) materially breach any material agreement with any third party, (B) constitute a waiver of the attorney-client or other privilege held by such party or (C) otherwise violate any applicable Law. In the event any of the restrictions in clauses (A) through (C) of the foregoing sentence shall apply, the parties will make appropriate alternate disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with applicable Laws. If any of the information or material furnished pursuant to this Section 5.4(a) includes materials or information subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, each party understands and agrees that the parties have a commonality of interest with respect to such matters and it is the desire, intention and mutual understanding of the parties that the sharing of such material or information is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or information or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information provided by Company that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

(b) All such information shall be held confidential in accordance with the terms of the Confidentiality Agreement between Parent and Company, dated as of July 26, 2012, as amended (the “Confidentiality Agreement”).

(c) No investigation pursuant to this Section 5.4 or information provided, made available or delivered to Parent pursuant to this Agreement (other than the Company Disclosure Letter) shall affect any of the representations or warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.

Section 5.5 Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement (including Section 5.5(b)), each of the parties agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things that are necessary, proper or advisable under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as promptly as practicable, including using commercially reasonable efforts to accomplish the following: (i) obtain all required consents, approvals or waivers from third parties, including under any Material Contract as may be necessary in order to consummate the Merger and the other transactions contemplated hereby (and Company and Parent shall cooperate in seeking any other consents, approvals or waivers from third parties under any other Contract if the parties determine that doing so is necessary or desirable in connection with the consummation of the Merger and the other transactions contemplated by this Agreement), (ii) obtain all required actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities, make all necessary registrations, declarations and filings and take all steps as may be necessary to obtain an approval or waiver from, or to avoid any Action by, any Governmental Entity, including filings under the HSR Act with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice within the time periods specified thereunder (or, if such time period is not specified, within a reasonable time, except that with respect to the making of the appropriate filing of a Notification and Report Form pursuant to the HSR Act, the parties shall make such filing within 10 Business Days of the date hereof, unless otherwise agreed to by the parties), (iii) resist, contest or defend any Action (including administrative or judicial Actions) challenging the Merger or the completion of the transactions contemplated hereby, including seeking to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that could restrict, prevent or prohibit consummation of the transactions contemplated hereby, including by pursuing avenues of administrative and judicial appeal, and (iv) execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby and fully to carry out the purposes of this Agreement without the prior written consent of the other party. Each of the parties hereto shall furnish to each other party such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing. Subject to applicable Law relating to the exchange of information, Parent and Company shall have the right to review in advance, and to the extent practicable, each shall consult with the other in connection with, all of the information relating to Parent or Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing rights, each of Parent and Company shall act reasonably and as promptly as practicable. Subject to applicable Law and the instructions of any Governmental Entity, Company and Parent shall keep each other reasonably apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other written communications received by

Company or Parent, as the case may be, or any of their respective Subsidiaries, from any Governmental Entity and/or third party with respect to such transactions, and, to the extent practicable under the circumstances, shall consult with the other party in advance of, and provide the other party and its counsel with the opportunity to attend and participate in, any meeting with any Governmental Entity in respect of any filing, investigation or other inquiry in connection with the transactions contemplated hereby at which substantive matters are to be discussed. Notwithstanding the foregoing, Parent will determine strategy, lead all proceedings and coordinate all activities with respect to seeking any actions, consents, approvals or waivers of any Governmental Entity or third party as contemplated hereby, and Company and its Subsidiaries will use its commercially reasonable efforts to take such actions as reasonably requested by Parent in connection with obtaining any such actions, consents, approvals or waivers; provided that Parent will in good faith consider any views or input provided by Company with respect to such matters.

(b) Parent shall, and shall cause its Subsidiaries to, propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order, or other agreement, the sale, divestiture or disposition of such assets or businesses of Parent or any of its Subsidiaries, or effective as of the Effective Time, the Surviving Corporation or its Subsidiaries, or otherwise offer to take or offer to commit to take any action (including any action that limits its freedom of action, ownership or control with respect to, or its ability to retain or hold, any of the businesses, assets, product lines, properties or services of Parent, the Surviving Corporation, or any of their respective Subsidiaries) which it is lawfully capable of taking and if the offer is accepted, take or commit to take such action, in each case as may be required so as to enable the Closing to occur as promptly as practicable (any of the foregoing, a “Divestiture Action”). Notwithstanding the foregoing or anything contained in this Agreement that may be to the contrary, (1) neither Parent nor Company shall be required to take any Divestiture Action that is not conditioned upon consummation of the Merger, (2) Company shall not agree to take any Divestiture Action without the consent of Parent, (3) none of Parent or any of its Subsidiaries shall be required to take or accept (or commit to take or accept) any action, condition, restriction, obligation or requirement (each of the foregoing, for the purposes of this Section, an “action”) in order to obtain any approval, exemption or other authorization of a Governmental Entity involving any business or asset of Parent or its Subsidiaries that would otherwise be required by this Section 5.5 unless there is no action (including a Divestiture Action) that would permit such approval, exemption or other authorization of a Governmental Entity to be obtained that involves solely businesses or assets of Company and its Subsidiaries and to which Parent is required by this Section 5.5, or is otherwise willing in Parent’s sole discretion, to agree and (4) Parent shall not be required to take (pursuant to this Section 5.5 or any other provision of this Agreement) any action (including a Divestiture Action) to the extent such action (including a Divestiture Action), individually or in the aggregate with all other actions (including Divestiture Actions), would reasonably be expected to result in a Substantial Detriment. “Substantial Detriment” means (i) any material limitation, restriction or prohibition on the ability of Parent or any of its Subsidiaries effectively to acquire, hold or exercise full rights of ownership (including with respect to voting) of the Shares or shares of the Surviving Corporation to be acquired or owned pursuant to the

Merger or the assets of Company and its Subsidiaries, (ii) a loss by Parent and its Subsidiaries of a material benefit or material benefits (including synergies), after taking into account the adverse effect of the proposed actions on Parent and its Subsidiaries (including, for these purposes, the Surviving Corporation and its Subsidiaries), arising from or relating to the Merger and the other transactions contemplated by this Agreement, (iii) an impact that is adverse in a material manner to the assets, business, results of operation or financial condition of Parent and its Subsidiaries, assuming for purposes of this determination that Parent and its Subsidiaries are of equivalent size to the Surviving Corporation and its Subsidiaries, taken as a whole or (iv) an impact that is adverse in a material manner to the assets, business, results of operation or financial condition of the Surviving Corporation and its Subsidiaries, taken as a whole).

(c) Neither Parent nor Company shall, and each of them shall cause its respective Subsidiaries not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, any business or any corporation, partnership, association or other business organization or division thereof, in each case, that operate in the specific industries in which Company and its Subsidiaries operate, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation would reasonably be expected to: (i) materially increase the risk of any Governmental Entity seeking or entering an order prohibiting the consummation of the transactions contemplated by this Agreement; (ii) materially increase the risk of not being able to remove any such order on appeal or otherwise; or (iii) otherwise prevent the consummation of the transactions contemplated by this Agreement.

Section 5.6 Takeover Laws. Each of Company and Parent and their respective Boards of Directors shall (a) use commercially reasonable efforts to ensure no Takeover Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated hereby and (b) if any Takeover Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, use commercially reasonable efforts to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable consistent with applicable Law on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Law with respect to this Agreement, the Merger and the other transactions contemplated hereby.

Section 5.7 Notification of Certain Matters. Company and Parent shall promptly notify each other of (a) any notice or other communication received by such party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated hereby, if the subject matter of such communication would reasonably be expected to be material to Company, the Surviving Corporation or Parent, (b) any Action commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relates to the Merger or the other transactions contemplated hereby, or (c) any change, condition or event (i) that renders or would reasonably be expected to render any representation or warranty of such party set forth in this Agreement to be untrue or inaccurate to an extent such that the condition set forth in Sections 6.2(a) or 6.3(a), as applicable, would not be satisfied if the Closing were to then occur or (ii) that results or would reasonably be expected to result in any failure of such party to comply with or satisfy in any material respect any covenant, condition or agreement (including any condition set forth in Article VI) to be complied with or satisfied by such party hereunder; provided, that no such notification, nor any failure to make such notification, shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.

Section 5.8 Indemnification, Exculpation and Insurance.

(a) From and after the Effective Time, Parent shall cause the Surviving Corporation to assume and perform all rights to indemnification existing in favor of, and all rights to advancement of expenses to, the current and former directors and officers of Company (including any employee that is a fiduciary under any Benefit Plan) as provided in the Company Charter or the Company Bylaws as in effect on the date of this Agreement (and the Surviving Corporation shall cause its Subsidiaries to assume and perform all such rights to the current and former directors and officers of such Subsidiaries as provided in the articles of incorporation and bylaws (or comparable organizational documents) of each such Subsidiary as applicable to such persons as in effect on the date of this Agreement) for (i) the fact that such person is or was an officer, director, employee, fiduciary or agent of Company or any of its Subsidiaries, or (ii) matters, acts or omissions arising, existing or occurring prior to and through the Effective Time (including matters, acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby), and such rights shall continue in full force and effect until the expiration of the applicable statute of limitations with respect to any claims against such directors and officers arising out of such matters, acts or omissions, except as otherwise required by applicable Law, and to include and cause to be maintained in effect in the Surviving Corporation’s (or any successor’s) articles of incorporation (or in the case of the Surviving Corporation’s Subsidiaries, the articles of incorporation and bylaws (or comparable organizational documents) of each such Subsidiary), for a period of six years after the Effective Time, the current provisions regarding elimination of liability of directors.

(b) For a period of six years after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, maintain in effect Company’s current directors’ and officers’ liability insurance covering each Person currently covered by Company’s directors’ and officers’ liability insurance policy (correct and complete copies of which have been heretofore made available to Parent) for acts or omissions occurring prior to and through the Effective Time; provided, that in lieu of such obligation, (i) Parent or the Surviving Corporation may substitute therefor policies of an insurance company with the same or better rating as Company’s current insurance carrier the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than Company’s existing policies as of the date hereof or (ii) in consultation with Parent, Company may obtain extended reporting period coverage under Company’s existing insurance programs (to be effective as of the Effective Time) for a period of six years after the Effective Time for a cost not in excess of three times the current annual premiums for such insurance; and provided, further, that in no event shall Parent or the Surviving Corporation be required to pay annual premiums for insurance under this Section 5.8(b) in excess of 300% of the most recent annual premiums paid by Company for such purpose (which premiums are hereby represented and warranted by Company to be as set forth in Section 5.8(b) of the Company Disclosure Letter), it being understood that if the annual premiums of such insurance coverage exceed such amount, Parent or the Surviving Corporation shall nevertheless be obligated to provide such coverage as may be obtained for such 300% amount.

(c) In the event that the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all its properties and assets to any Person, then, and in each such case, Parent shall cause proper provision to be made so that the successor and assign of the Surviving Corporation assumes the obligations set forth in this Section 5.8.

(d) The provisions of this Section 5.8 shall survive consummation of the Merger and are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her legal representatives. The rights of the current and former directors and officers of Company hereunder shall be in addition to, and not in limitation of, any other rights such persons may have under the articles of incorporation or bylaws or other organization or governing documents of Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification arrangement, the FBCA or otherwise. Subsequent amendment of the articles of incorporation, bylaws or other organizational or governing documents of the Surviving Corporation shall not diminish or impair the rights of any such current or former directors and officers.

Section 5.9 Employees.

(a) From the date hereof and through the Effective Time, Company agrees to reasonably assist Parent in communicating any retention or similar arrangements that may be made available by Parent to Employees in respect of post-Effective Time periods. After the Effective Time and until the earlier to occur of (x) the date that is twelve (12) full months following the Effective Time or (y) December 31, 2013, Parent shall, or shall cause the Surviving Corporation to, with respect to employees of Company or any of its Subsidiaries who continue to be employed by the Surviving Corporation and its subsidiaries (each, a “Continuing Employee”), (i) maintain the annual cash compensation opportunity of such Continuing Employees that is substantially comparable to that in effect prior to the Effective Time (excluding, for the avoidance of doubt, any equity-based incentives), (ii) continue to maintain the Benefit Plans that provide severance benefits, 401(k), and health and welfare benefits to Continuing Employees prior to the Effective Time, or, in the sole discretion of Parent, provide such benefits under employee benefit plans of Parent and its Affiliates on the same basis as similarly situated employees of Parent and its Affiliates, and (iii) continue to maintain the Benefit Plan set forth on Section 5.9(a)(iii) of the Company Disclosure Letter in accordance with its terms as of immediately prior to the Effective Time and in a manner substantially consistent with past practices.

(b) Subject to the applicable terms of the employee benefit plans of Parent (such employee benefit plans of Parent shall be referred to hereinafter as the “New Plans”), for purposes of vesting and eligibility to participate under (and solely with respect to severance and paid time off, the applicable level of benefits) New Plans providing benefits to any Continuing Employee shall credit each Continuing Employee with his or her years of service with Company and its Affiliates and their respective predecessors to the same extent as such Continuing Employee was entitled to credit for such service under any similar Company employee benefit plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Transition Date, provided that the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits with respect to the same period of service. “Transition Date” means, with respect to any Continuing Employee, the date Parent or the Surviving Corporation commences providing benefits to such employee with respect to each New Plan.

(c) At Parent’s request, as of immediately prior to the Effective Time (and conditioned upon the occurrence of the Effective Time), Company shall terminate or cause to be terminated each Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code. Company and Parent shall cooperate in good faith prior to the Effective Time with respect to the preparation and execution of all documentation necessary to effect the foregoing termination(s), and Company shall provide Parent a reasonable opportunity to review and comment on all such documentation.

(d) Effective as of, and contingent upon the occurrence of the Effective Time, (i) Parent hereby assumes, and shall assign to and cause the Surviving Corporation to assume, each employment agreement identified on Section 5.9(d) of the Company Disclosure Letter entered into with or sponsored by the Company, and (ii) Parent hereby assumes and shall assign to and cause the applicable Subsidiary to assume each employment agreement identified on Section 5.9(d) of the Company Disclosure Letter entered into with or sponsored by a Subsidiary of Company.

(e) Without limiting the generality of Section 8.6, the provisions of this Section 5.9 are solely for the benefit of the parties to this Agreement. Nothing contained in this Section 5.9 shall be construed to create any third-party beneficiary rights in any Continuing Employee, or any other current or former employee of Company or its Subsidiaries (including any dependent thereof), or any Person or any right to employment or continued employment for any specified period. In no event shall the terms of this Agreement be deemed to (i) establish, amend or modify any Benefit Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Surviving Corporation, Company or any of their respective Affiliates; or (ii) alter or limit the ability of Surviving Corporation or any of its Subsidiaries (including, after the Effective Time, Company and its Subsidiaries) to amend, modify or terminate any Benefit Plan, employment agreement or any other benefit or employment plan, program, agreement or arrangement after the Effective Time.

Section 5.10 Public Announcements. Following the execution of this Agreement, Parent and Company shall issue a joint press release announcing such execution, the content and timing of such press release to be mutually agreed upon by Parent and Company. Thereafter, Parent and Company shall consult with one another before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Merger and the other transactions contemplated hereby and shall not, without the prior consent of the other party, which consent shall not be unreasonably withheld, issue any such press release or make any public statement, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange, or in connection with any press release or public announcements with respect to any Acquisition Proposal or Adverse Recommendation Change in compliance with Section 5.2.

Section 5.11 Shareholder Litigation. Company shall give Parent reasonable opportunity to participate in the defense or settlement of any shareholder or other litigation against Company and/or its officers or directors relating to this Agreement or the transactions contemplated hereby, and shall give consideration to Parent’s advice with respect to such litigation and shall not settle any such litigation without Parent’s prior written consent.

Section 5.12 Section 16 of the Exchange Act. Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of Company who is a covered person of Company for purposes of Section 16 of the Exchange Act (“Section 16”) of Shares, Stock Options (or Shares issued upon exercise or vesting of the same), Stock Units, or Restricted Stock shall be an exempt transaction for purposes of Section 16.

Section 5.13 Termination of Registration; Delisting. Each of the parties hereto agrees to cooperate with the other party in taking, or causing to be taken, all actions necessary to terminate the registration of the Shares under the Exchange Act and to delist the Shares from the NASDAQ Stock Market; provided, that such termination and delisting shall not be effective until or after the Effective Time.

Section 5.14 Company Indebtedness.

(a) Company shall cause to be filed with the applicable trustee and to be mailed to each holder of Convertible Debt (each, a “Holder”), a notice in accordance with Section 15.09 of the Convertible Debt Indenture as promptly as possible but in any event at least twenty (20) days prior to the expected Effective Time; provided that Company shall do so in consultation with Parent and provide a copy of such notice to Parent for its review in advance of filing or mailing such notice.

(b) If requested by Parent, Company shall use its commercially reasonable efforts to take any actions so requested to effect the redemption, satisfaction, discharge and/or defeasance of the Non-Convertible Debt pursuant to the applicable provisions of the Non-Convertible Debt Indenture governing the Non-Convertible Debt, including issuing a notice of redemption in respect of such Non-Convertible Debt; provided that (i) any such redemption, satisfaction, discharge and/or defeasance of such Non-Convertible Debt shall be conditioned on the occurrence of the Effective Time, and (ii) if the Effective Time occurs, Parent shall consummate and fund when due such redemption for which a notice was issued.

(c) Company shall, at least two Business Days prior to the Closing, deliver to Parent a payoff letter (subject to delivery of funds as arranged by Parent), in commercially reasonable form, from the administrative agent under the Company Credit Agreement and shall use commercially reasonable efforts to make arrangements for the release of all Liens and other security over Company’s and its Subsidiaries’ properties and assets securing Company’s and its Subsidiaries’ obligations under the Company Credit Agreement. On the Closing Date, Parent shall arrange for any necessary payoff funds and, assuming such payoff has been made, Company shall and shall cause its Subsidiaries to terminate such Company Credit Agreement and all related agreements to which Company and its Subsidiaries are party.

Section 5.15 No Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of Company or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, Company shall exercise, consistent with the terms and conditions of this Agreement (including Section 5.1), complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.16 Financing. Prior to the Effective Time, Company shall, and shall cause its Subsidiaries and their respective officers, directors, employees and agents to, reasonably cooperate with Parent in connection with obtaining any financing Parent deems necessary to consummate the transactions contemplated hereby (the “Financing”), including by (i) providing direct contact between prospective lenders and the officers and directors of Company and its Subsidiaries, (ii) providing assistance in preparation of confidential information memoranda, prospectuses and other materials, if any, to be used in connection with the Financing, (iii) providing reasonable and customary assistance in the preparation for, and participating in, meetings, due diligence sessions, road shows and similar presentations, if any, to and with, among others, prospective lenders, investors and rating agencies, (iv) providing any financial information reasonably necessary for the satisfaction of the obligations and conditions set forth in any commitment letters or similar agreements and (v) undertaking such other actions, all as Parent may reasonably request in connection with any such Financing; provided, that nothing in this Section 5.16 shall require such cooperation to the extent it would interfere unreasonably with the business or operations of Company or its Subsidiaries and until the Effective Time occurs, neither Company nor any of its Subsidiaries nor any of their respective Representatives shall (w) be required to execute any binding commitment or other obligation in connection with Parent’s efforts to obtain Financing; (x) be required to pay any commitment fee or other similar fee; (y) be required to incur any other liability with respect to, or cause or permit any Lien to be placed on any of their respective assets in connection with, the Financing; (z) be required to provide any legal opinion or other opinion of counsel prior to the Effective Time in connection with the Financing; provided, further, that any bank information memoranda and offering prospectuses or memoranda required in relation to the Financing shall contain disclosure and financial statements reflecting Parent and/or its Subsidiaries as the obligor. Parent shall promptly, upon request by Company, reimburse Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by Company or any of its Subsidiaries in connection with the cooperation of Company and its Subsidiaries contemplated by this Section 5.16. Nothing in this Section 5.16 shall require such cooperation to the extent it would (i) cause any condition to Closing set forth in Article VI to fail to be satisfied or otherwise cause any breach of this Agreement, (ii) require Company or any of its Subsidiaries to take any action that will conflict with or violate Company’s or any if its Subsidiary’s organizational documents or any Laws or (iii) reasonably be expected to result in any officer or director of Company or any of its Subsidiaries incurring any personal liability. Parent and Merger Sub acknowledge and agree that, notwithstanding anything in this Agreement to the contrary, the obligations to perform their respective agreements hereunder, including to consummate the Closing subject to the terms and conditions hereof, are not conditioned on obtaining of the Financing.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The obligation of each party to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. The Shareholder Approval shall have been obtained in accordance with Florida Law.

(b) Regulatory Authorizations. Any waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have expired or been terminated.

(c) No Injunction or Statute. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree or other legal restraint or prohibition issued by any Governmental Entity of competent jurisdiction prohibiting consummation of the Merger shall be in effect, and no Law shall have been enacted, entered, promulgated or enforced by any Governmental Entity that, in any case, makes illegal the consummation of the Merger.

Section 6.2 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Parent and Merger Sub, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of Company set forth in Section 3.1, Section 3.2, Section 3.4, Section 3.5(a)(i), Section 3.8(b), Section 3.21 and Section 3.24 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); and (ii) each of the remaining representations and warranties of Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of such remaining representations or warranties the circumstances giving rise to which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such remaining representations and warranties, all materiality and “Material Adverse Effect” qualifications and exceptions contained in such representations and warranties shall be disregarded).

(b) Performance of Obligations of Company. Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. Parent shall have received a certificate signed by the chief financial officer of Company certifying as to the matters set forth in Sections 6.2(a), 6.2(b), and 6.2(e).

(d) No Antitrust Suits, Orders or Laws. (i) No suit, action or other proceeding under any Antitrust Law by any Governmental Entity of competent jurisdiction shall be pending that would reasonably be expected to restrain, enjoin or otherwise prevent or make illegal the consummation of the Merger or that would reasonably be expected to impose a Substantial Detriment and (ii) no temporary restraining order, preliminary or permanent injunction or other judgment, order or decree or other legal restraint or prohibition issued by any Governmental Entity of competent jurisdiction under any Antitrust Law shall be in effect that imposes or, individually in the aggregate, would reasonably be expected to impose, a Substantial Detriment, and no Antitrust Law shall have been enacted, entered, promulgated or enforced by any Governmental Entity that, in any case, imposes or, individually or in the aggregate, is reasonably expected to impose a Substantial Detriment.

(e) Absence of Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event, change, development, occurrence or effect which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

Section 6.3 Conditions to the Obligations of Company. The obligation of Company to effect the Merger is also subject to the satisfaction, or waiver by Company, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties the circumstances giving rise to which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality and “Parent Material Adverse Effect” qualifications and exceptions contained in such representations and warranties shall be disregarded).

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in Sections 6.3(a) and 6.3(b).

ARTICLE VII

TERMINATION, FEES AND EXPENSES, AMENDMENT AND WAIVER

Section 7.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the shareholders of Company, with any termination by Parent also being an effective termination by Merger Sub:

(a) by mutual written consent of Parent and Company; or

(b) by either Parent or Company:

(i) if the Merger shall not have been consummated on or before July 24, 2013 (the “Outside Date”); provided, that if on July 24, 2013 any of the Antitrust Conditions shall not have been satisfied or duly waived by the party or parties entitled to the benefit of such condition but all the other conditions to Closing set forth in Article VI have been satisfied (other than those conditions that by their nature cannot be satisfied until the Closing Date), then either Parent or Company may elect to extend the Outside Date to (and including) October 24, 2013; provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose material breach of this Agreement shall have been the principal cause of, or resulted in, the failure of the Merger to be consummated by the Outside Date (as extended); or

(ii) if any Governmental Entity of competent jurisdiction shall have issued a judgment, order, injunction, rule or decree, or taken any other action enjoining or otherwise prohibiting or making illegal consummation of the Merger and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall have complied with Section 5.5; or

(iii) if the Shareholder Approval shall not have been obtained at the Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken; or

(c) by Parent:

(i) if Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform, either individually or in the aggregate, if continuing at the Effective Time (A) would result in the failure of any of the conditions set forth in Section 6.1 or 6.2 (a “Company Terminating Breach”) and (B) cannot be or has not been cured or waived by the Outside Date (as extended); provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if a Parent Terminating Breach shall have occurred and be continuing at such time Parent delivers notice of its election to terminate this Agreement pursuant to this Section 7.1(c)(i); or

(ii) prior to obtaining the Shareholder Approval if Company or the Company Board shall (A) have effected an Adverse Recommendation Change, (B) if after the date hereof any Person shall have publicly announced an Acquisition Proposal or an intention (whether or not conditional) to make an Acquisition Proposal, or if any such Acquisition Proposal or intention shall have otherwise become publicly disclosed, fail to publicly reaffirm the Company Board Recommendation within ten (10) Business Days of being requested to do so by Parent following the date of such Acquisition Proposal, (C) have materially breached Section 5.2, (D) fail to include the Company Board Recommendation in the Proxy Statement or (E) approve, adopt, publicly endorse or recommend, or enter into or allow Company or any of its Subsidiaries to enter into a definitive agreement for, an Acquisition Proposal (other than an Acceptable Confidentiality Agreement); or

(iii) if any Governmental Entity of competent jurisdiction shall have issued a judgment, order, injunction, rule or decree or taken any other action, in each case under any Antitrust Law, imposing a Substantial Detriment and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; or

(d) by Company:

(i) if Parent shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform, either individually or in the aggregate, if continuing at the Effective Time (A) would result in the failure of any of the conditions set forth in Section 6.1 or 6.3 (a “Parent Terminating Breach”) and (B) cannot be or has not been cured or waived by the Outside Date (as extended); provided, that Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if a Company Terminating Breach shall have occurred and be continuing at such time Company delivers notice of its election to terminate this Agreement pursuant to this Section 7.1(d)(i); or

(ii) prior to obtaining the Shareholder Approval, if the Company Board determines to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal but only if Company (A) has complied in all material respects with all of its obligations pursuant to Section 5.2, (B) pays the Termination Fee due under Section 7.3 and (C) shall enter into such Alternative Acquisition Agreement promptly after such termination.

Section 7.2 Effect of Termination. In the event of termination of the Agreement as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or Company, except that the Confidentiality Agreement and the provisions of Section 5.10 (Public Announcements), this Section 7.2, Section 7.3 (Fees and Expenses), Section 7.4 (Amendment or Supplement), Section 7.5 (Extension of Time; Waiver) and Article VIII (General Provisions) of this Agreement shall survive the termination hereof; provided, that no such termination shall relieve any party hereto from any liability or damages resulting from any fraud or willful and material breach prior to such termination of this Agreement or of any of its covenants or agreements set forth in this Agreement. For purposes of this Agreement, “willful and material breach” shall mean a material breach that is a consequence of an act undertaken by the breaching party with the knowledge (actual or constructive) that the taking of such act would, or would reasonably be expected to, cause a breach of this Agreement.

Section 7.3 Fees and Expenses.

(a) Except as otherwise provided in this Section 7.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated. Parent and Company shall share equally all filing and other fees paid in respect of HSR Act.

(b) In the event that:

(i) (A)(x) this Agreement is terminated by Parent pursuant to Section 7.1(c)(i), and after the date hereof but prior to the breach giving rise to such right of termination, a bona fide Acquisition Proposal has been announced, disclosed or otherwise communicated to the Company Board or any Person shall have publicly announced an intention (whether or not conditional) to make such an Acquisition Proposal, (y) this Agreement is terminated by Company or Parent pursuant to Section 7.1(b)(i) (other than under circumstances in which Parent is required to pay the Parent Termination Fee pursuant to Section 7.3(c) or upon any other failure of the condition set forth in Section 6.1(c) to be satisfied by the Outside Date (as extended) (other than where such other failure was principally caused by, or resulted from, a material breach by Company of this Agreement)), and after the date hereof but prior to such termination, an Acquisition Proposal has been publicly announced or any Person shall have publicly announced an intention (whether or not conditional) to make such an Acquisition Proposal, or (z) this Agreement is terminated by Parent or Company pursuant to Section 7.1(b)(iii) and, after the date hereof but prior to the Shareholder Meeting, an Acquisition Proposal has been publicly announced, disclosed or otherwise communicated to Company’s shareholders or any Person shall have publicly announced an intention (whether or not conditional) to make such an Acquisition Proposal, and (B) within 12 months after the date of such termination, a transaction in respect of an Acquisition Proposal is consummated or Company enters into a definitive agreement in respect of such an Acquisition Proposal that is later consummated; provided that if any Acquisition Proposal referred to in clauses (A)(x), (A)(y) or (A)(z) would constitute an Acquisition Proposal if all percentages included in the definition of “Acquisition Proposal” were increased to “50%” (and regardless of whether there is also a separate Acquisition Proposal that is a Gulf South Transaction Proposal), then the requirements of this Section 7.3(b)(i) would not be satisfied if the Acquisition Proposal referred to in clause (B) were a Gulf South Transaction Proposal; or

(ii) this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii) (or is terminated by Parent or Company pursuant to Section 7.1(b)(iii) at a time when this Agreement was terminable pursuant to Section 7.1(c)(ii)); or

(iii) this Agreement is terminated by Company pursuant to Section 7.1(d)(ii);

then, in any such event, Company shall pay to Parent a termination fee of $50,000,000 (the “Termination Fee”), it being understood that in no event shall Company be required to pay the Termination Fee on more than one occasion. Payment of the Termination Fee shall be made by wire transfer of same day funds to the account or accounts designated by Parent (A) at the time of consummation of any transaction contemplated by an Acquisition Proposal, in the case of a Termination Fee payable pursuant to Section 7.3(b)(i), (B) as promptly as reasonably practicable after termination (and, in any event, within two Business Days thereof), in the case of a Termination Fee payable pursuant to Section 7.3(b)(ii), and (C) at the time of termination, in the case of termination by Company pursuant to Section 7.1(d)(ii). Notwithstanding anything in this Agreement to the contrary, except in the case of fraud or a willful and material breach of this Agreement, in the event that the Termination Fee becomes payable, then payment to

Parent of the Termination Fee, together with any amounts due under Section 7.3(d), shall be Parent’s and Merger Sub’s sole and exclusive remedy as liquidated damages for any and all losses or damages of any nature against Company, its Subsidiaries and each of their respective former, current and future directors, officers, employees, agents, general and limited partners, managers, members, shareholders, Affiliates and assignees and each former, current or future director, officer, employee, agent, shareholder, general or limited partner, manager, member, shareholder, Affiliate or assignee of any of the foregoing (collectively, the “Company Parties”) in respect of this Agreement, any agreement executed in connection herewith (other than the Confidentiality Agreement), and the transactions contemplated hereby and thereby, including for any loss or damage suffered as a result of the termination of this Agreement, the failure of the Merger to be consummated or for a breach or failure to perform hereunder (whether intentionally, unintentionally, or otherwise) or otherwise, and upon payment of such Termination Fee no Company Party shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby and thereby.

(c) In the event that this Agreement (A) is terminated (x) by Parent or Company pursuant to Section 7.1(b)(i) due to the failure of any Antitrust Condition to be satisfied, or (y) by Parent or Company pursuant to Section 7.1(b)(ii) due to a final and nonappealable judgment, order, injunction, rule or decree or other final and nonappealable action enjoining or prohibiting or otherwise making illegal consummation of the Merger, in each case, under any Antitrust Law, or (z) by Parent pursuant to Section 7.1(c)(iii), and (B) at the time of such termination each of the conditions set forth in Sections 6.1 and 6.2 have been satisfied or waived (other than (1) the Antitrust Conditions and (2) those other conditions that by their nature cannot be satisfied until the Closing Date, but which would be satisfied if the Closing Date were the date of such termination), then Parent shall pay to Company a termination fee of $100,000,000 (the “Parent Termination Fee”) by wire transfer of same day funds at the time of termination in the case of a termination by Parent or within two Business Days after such termination in the case of a termination by Company, it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion. Notwithstanding anything in this Agreement to the contrary, except in the case of fraud or a willful and material breach of this Agreement, in the event that the Parent Termination Fee becomes payable, then payment to Company of the Parent Termination Fee, together with any amounts due under Section 7.3(d), shall be Company’s sole and exclusive remedy as liquidated damages for any and all losses or damages of any nature against Parent and Merger Sub and each of their respective former, current and future directors, officers, employees, agents, general and limited partners, managers, members, shareholders, Affiliates and assignees and each former, current or future director, officer, employee, agent, shareholder, general or limited partner, manager, member, shareholder, Affiliate or assignee of any of the foregoing (collectively, the “Parent Parties”) in respect of this Agreement, any agreement executed in connection herewith (other than Confidentiality Agreement), and the transactions contemplated hereby and thereby, including for any loss or damage suffered as a result of the termination of this Agreement, the failure of the Merger to be consummated or for a breach or failure to perform hereunder (whether intentionally, unintentionally, or otherwise) or otherwise, and upon payment of such Parent Termination Fee no Parent Party shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby and thereby.

(d) Each of Company and Parent acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement. If Company fails promptly to pay any amounts due pursuant to Section 7.3(b), and, in order to obtain such payment, Parent commences a suit that results in a judgment against Company for the amounts set forth in Section 7.3(b), Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in Section 7.3(b) from the date of termination of this Agreement at a rate per annum equal to the prime rate of Citibank, N.A. in effect on the date such payment was required to be made (the “Prime Rate”). If Parent fails promptly to pay any amounts due pursuant to Section 7.3(c), and, in order to obtain such payment, Company commences a suit that results in a judgment against Parent for the amounts set forth in Section 7.3(c), Parent shall pay to Company its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in Section 7.3(c) from the date of termination of this Agreement at a rate per annum equal to the Prime Rate.

Section 7.4 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective Boards of Directors at any time prior to the Effective Time, whether before or after the Shareholder Approval has been obtained; provided, that after the Shareholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the shareholders of Company without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

Section 7.5 Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, by action taken or authorized by their respective Boards of Directors, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto, or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein; provided, that after the Shareholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the shareholders of Company without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

Section 8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or email transmission, upon written confirmation of receipt of such facsimile or email transmission, (b) at the end of the first Business Day following the date of dispatch if delivered utilizing a next-day service by a nationally recognized next-day courier, or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)	if to Parent, Merger Sub or the Surviving Corporation to:

McKesson Corporation One Post Street
San Francisco, CA 94014
Attention:	General Counsel
Facsimile:	(415) 983-9369

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017
Attention:	Robert E. Spatt
Eric M. Swedenburg
Facsimile:	(212) 455-2502

if to Company, to:

PSS World Medical, Inc. 4345 Southpoint Boulevard Jacksonville, Florida 32216
Attention:	Joshua H. DeRienzis David M. Bronson
Facsimile:	(904) 380-4946

with a copy (which shall not constitute notice) to:

Alston & Bird LLP The Atlantic Building 950 F Street, NW Washington, D.C. 20004-1404
Attention:	David E. Brown, Jr. Steven L. Pottle
Facsimile:	(202) 654-4945

Section 8.3 Certain Definitions. For purposes of this Agreement:

(a) “Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms no less favorable to Company than those set forth in the Confidentiality Agreement, except for such changes necessary to allow Company to comply with this Agreement; provided that any standstill agreement in an Acceptable Confidentiality Agreement shall not restrict the recipient of confidential information thereunder from making any proposals under Section 5.2.

(b) “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

(c) “Antitrust Conditions” means any of the conditions set forth in Sections 6.1(b), 6.1(c) and 6.2(d) (but solely, in the case of Section 6.1(c), due to a temporary restraining order, preliminary or permanent injunction or other judgment, order or decree or other legal restraint or prohibition, suit, action or proceeding under any Antitrust Law).

(d) “Antitrust Laws” means the Sherman Act of 1890, the HSR Act and any other applicable antitrust, competition, premerger notification or trade regulation laws.

(e) “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or required by Law or executive order to be closed.

(f) “Company Board” means the Board of Directors of Company or any committee thereof duly authorized and legally able to act on behalf of the Board of Directors of Company, as applicable.

(g) “Company Credit Agreement” means the Second Amended and Restated Credit Agreement, dated November 16, 2011, among Company, as Borrower, and the several Lenders from time to time parties thereto, as the same has been amended to date.

(h) “Contract” means loan or credit agreement, bond, debenture, note, mortgage, indenture, guarantee, license, lease, purchase or sale order or other contract, commitment, agreement, instrument, obligation, arrangement, understanding, undertaking, Permit, concession or franchise, whether oral or written (including all amendments to any of the forgoing).

(i) “control” (including the terms “controlled, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise.

(j) “Controlled Substances” means a Drug or other substance, or immediate precursor included in schedules I through V, or the List 1 chemicals, as those terms are defined in the Federal Controlled Substances Act, 21 U.S.C. §§ 801 et seq.

(k) “Convertible Debt” means those certain 3.125% senior convertible notes of Company due 2014.

(l) “Convertible Debt Indenture” means that certain Indenture related to the Convertible Debt, dated August 4, 2008, among Company and U.S. Bank National Association, as trustee.

(m) “Convertible Note Hedge” means that certain Convertible Bond Hedge Transaction Confirmation, dated July 29, 2008, between Company and Goldman, Sachs & Co.

(n) “Device” shall have the same meaning given that term in Section 201(h) of the Federal Food, Drug and Cosmetic Act, 21 U.S.C. §§ 301 et seq.

(o) “Drug” shall have the same meaning given that term in Section 201(g)(1) and as further subject to or described by Section 503(b) of the Federal Food, Drug and Cosmetic Act, 21 U.S.C. §§ 301 et seq.

(p) “Exchange Act” means the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(q) “Governmental Entity” means any federal, state, local or foreign government or subdivision thereof or any other governmental, administrative, judicial, arbitral, legislative, executive, regulatory or self-regulatory authority, instrumentality, agency, commission or body.

(r) “Healthcare Laws” means Title XVIII of the Social Security Act, 42 U.S.C. §§ 1395-1395hhh (the Medicare statute), including specifically, the Ethics in Patient Referrals Act, as amended (the “Stark Law”) , 42 U.S.C. § 1395nn; Title XIX of the Social Security Act, 42 U.S.C. §§ 1396-1396v (the Medicaid statute); the Federal Health Care Program Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b); the False Claims Act, 31 U.S.C. §§ 3729-3733 (as amended); the Program Fraud Civil Remedies Act, 31

U.S.C. §§ 3801-3812; the Anti-Kickback Act of 1986, 41 U.S.C. §§ 51-58; the Civil Monetary Penalties Law, 42 U.S.C. §§ 1320a-7a and 1320a-7b; the Exclusion Laws, 42 U.S.C. § 1320a-7; HIPAA; the Health Information Technology for Economic and Clinical Health Act, Pub. L. 104-191, 110 Stat. 1936; and any similar state and local statutes, regulations, rules, ordinances, judgments, and orders (including those applicable to government-sponsored health care or insurance programs other than Medicare or Medicaid); and all applicable federal, state, and local licensing, certificate of need, regulatory and reimbursement, corporate practice of medicine, and physician fee splitting regulations, rules, ordinances, orders, and judgments applicable to the business conducted by Company and its Subsidiaries.

(s) “Healthcare Permits” means all permits, licenses, registrations, certificates, orders, qualifications, authorizations, consents, accreditations, authorizations, approvals and other rights, including all provider and supplier agreements or numbers, required by the United States Department of Health and Human Services, including the Centers for Medicare & Medicaid Services, the United States Food and Drug Administration, the United States Drug Enforcement Administration, or other relevant Governmental Entities that are applicable to the business conducted by Company and its Subsidiaries.

(t) “HIPAA” means the Health Insurance Portability and Accountability Act of 1996, 42 U.S.C. §§ 1320d-1329d-8, as amended by the Health Information Technology for Economic and Clinical Health Act, enacted as Title XIII of the American Recovery and Reinvestment Act of 2009, Public Law 111-5.

(u) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

(v) “Indebtedness” means any indebtedness for borrowed money, any obligations in respect of the deferred purchase price of goods or services to the extent such obligations exceed the unpaid balance of the purchase price therefor (it being agreed that vendor financing in connection with the purchase of goods or services which does not exceed the unpaid balance of the purchase price of such goods or services shall not constitute Indebtedness) or earn-outs or similar obligations in connection with purchases of properties or assets, any other indebtedness that is evidenced by a note, bond, debenture, draft or similar instrument, any financing or capital lease obligations, all liabilities secured by any Lien on any property or assets of Company or any of its Subsidiaries, all reimbursement obligations under letters of credits to the extent such letters of credit have been drawn (including standby and commercial), any obligation or liability of Company or any of its Subsidiaries with respect to one or more interest rate swaps, collars, caps, currency derivatives and similar hedging obligations, all interest, fees and other expenses owed with respect to indebtedness described in the foregoing, or any guarantee of any such indebtedness of any other Person.

(w) “Indentures” means the Convertible Debt Indenture and the Non-Convertible Debt Indenture.

(x) “Intellectual Property” means any and all intellectual property rights arising from or associated with any of the following, whether protected, created or arising under the laws of the United States or any other jurisdiction: (i) trade names, trademarks and service marks, business names, corporate names, trade dress, other indicators of source or origin and similar rights, including registrations and applications (including intent to use applications) to register any of the foregoing (collectively, “Marks”); (ii) patents and patent applications (collectively, “Patents”); (iii) works of authorship, copyrights (registered and unregistered) and applications for registration (collectively, “Copyrights”); (iv) know-how, inventions, methods, processes, customer lists trade secrets, confidential information and any other information or any kind or nature, in each case to the extent any of the foregoing derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure; and (v) any other intellectual or industrial property rights of any kind or nature. Intellectual Property also includes domain name registrations and any ownership or registration of internet protocol numbers (“Domain Name Registrations”).

(y) “IRS” means the Internal Revenue Service.

(z) “knowledge” of any party means (i) with respect to Company and its Subsidiaries, the actual knowledge of the chief executive officer, chief financial officer, general counsel, chief service officer, chief marketing officer, treasurer or controller and (ii) with respect to Parent, the actual knowledge of the general counsel or associate general counsel, litigation; and in each case means the knowledge such individual has given such individual’s title, position and day-to-day responsibilities with Company or any of its Subsidiaries or with Parent, as applicable.

(aa) “Law” means any law, statute, ordinance, rule, rule of common law, code, regulation, order, judgment, injunction, decree or other legally enforceable requirement issued, enacted, promulgated, entered into, agreed or imposed by any Governmental Entity, including any Healthcare Law, and including any binding judicial or administrative interpretation thereof.

(bb) “Material Adverse Effect” means any event, change, development, occurrence or effect that, individually or in the aggregate with all other events, changes, developments, occurrences or effects, (A) is, or would reasonably be expected to be, materially adverse to the business, assets, condition (financial or otherwise) or results of operations of Company and its Subsidiaries, taken as a whole, or (B) materially impairs, or would reasonably be expected to materially impair, the ability of Company to consummate, or prevents or materially delays, or would reasonably be expected to prevent or materially delay, the Merger or any of the other transactions contemplated by this Agreement; provided, that a Material Adverse Effect shall not include any event, change, development, occurrence or effect (1) generally affecting the industries in which Company and its Subsidiaries operate, or the economy of the United States or other countries from which Company sources its products, or the financial, credit or securities markets of the United States or other countries from which Company sources its products, including effects on such industries, economy or markets resulting from any regulatory or political conditions or developments in general, (2) any outbreak or escalation of hostilities or declared or undeclared acts of war or terrorism involving the United States or other countries from which Company sources its products arising or occurring after the date of this Agreement, (3) reflecting or resulting from changes or proposed changes in Law or GAAP or interpretations thereof by any Governmental Entity, (4) resulting from changes or proposed changes in reimbursement rates or coverage limitations applicable to Company’s or its Subsidiaries’ products or services, (5) resulting from the announcement or pendency of the transactions contemplated by this Agreement, including any event, change, occurrence or effect with respect to Company’s employees, customers, suppliers, partners, joint venture partners or other Persons, (6) any actions taken in compliance with this Agreement or with the written consent of Parent (including divestitures or other conditions required by any Governmental Entity to resolve any antitrust concerns related to the Merger), (7) resulting from the taking of any specific action by Company that Parent expressly requests in writing, (8) any changes in the trading price of the Shares between the date of this Agreement and the Effective Time, (9) any failure by Company to meet internal or third-party projections, budgets, forecasts or published revenue or earnings projections for any period, (10) the downgrade in rating of any debt or debt securities of Company and (11) any legal claims or other proceedings made or initiated by any holder of Shares arising out of or relating to this Agreement or the transactions contemplated hereby; except, with respect to clauses (1), (2), (3) and (4), to the extent, and only to the extent, that such event, change, development, occurrence or effect is disproportionately adverse to Company and its Subsidiaries, taken as a whole, as compared to other companies operating in the industries in which Company and its Subsidiaries operate; and except that, with respect to clauses (8), (9) and (10), the facts and circumstances giving rise to such changes, failure or downgrade that are not otherwise excluded from the definition of a Material Adverse Effect may be taken into account in determining whether there has been a Material Adverse Effect.

(cc) “Medicare and Medicaid programs” means Titles XVIII and XIX of the Social Security Act, as amended.

(dd) “Non-Convertible Debt” means those certain 6.375% senior notes of the Company due 2022.

(ee) “Non-Convertible Debt Indenture” means that certain Indenture related to the Non-Convertible Debt, dated February 24, 2012, among Company and U.S. Bank National Association, as trustee, as supplemented by the Supplemental Indenture, dated June 15, 2012.

(ff) “Parent Material Adverse Effect” means any event, change, development, occurrence or effect that would reasonably be expected to materially impair the ability of Parent to consummate, or prevent or materially delay, the Merger or any of the other transactions contemplated by this Agreement.

(gg) “PBGC” means the Pension Benefit Guaranty Corporation.

(hh) “Permitted Liens” means (i) Liens for current Taxes and assessments not yet past due or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of Company or such Subsidiary consistent with past practice and not yet delinquent, (iii) any such matters of record, Liens and other imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate in the business of Company and its Subsidiaries as currently conducted, (iv) restrictions on transfers under applicable securities Laws, or (v) in the case of Company and its Subsidiaries, Liens arising under the Company Credit Agreement.

(ii) “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity.

(jj) “Regulated Product” means any product, the purchase, receipt, possession, storage, transfer, distribution, sale, return, destruction or disposition of which, is regulated by the FDA, the DEA, or any other Governmental Entity, including without limitation, any Drug, Device or Controlled Substance.

(kk) “Representatives” means, with respect to any Person, any director, officer, employee, investment banker, financial advisor, financing source, attorney, accountant or other advisor, agent or representative of such Person.

(ll) “SEC” means the Securities and Exchange Commission.

(mm) “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

(nn) “Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person.

(oo) “Taxes” means (A) any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add on minimum, ad valorem, transfer, excise, severance, stamp, occupation, premium, windfall profits, environmental, capital stock, profits, social security (or similar), unemployment, disability, real property, personal property, registration or value added tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, including any liability under any state abandonment or unclaimed property, escheat or similar Law, together with any interest or penalty, imposed by any Governmental Entity, (B) an amount described in clause (A) for which a Person is liable as a result of being a member of an Affiliated, consolidated, combined or unitary group, and (C) an amount for which a Person is liable as a result of being party to any tax sharing agreement or as a result of any express or implied obligation to indemnify any other Person with respect to the payment of any amount described in clause (A) or (B).

(pp) “Tax Returns” means all domestic or foreign (whether national, federal, state, provincial, local or otherwise) returns, declarations, statements, reports, schedules, forms, information returns and claims for refunds relating to Taxes and any amended Tax Return.

(qq) “Warrant” means that certain Issuer Warrant Transaction Confirmation, dated July 29, 2008, between Company and Goldman, Sachs & Co.

Section 8.4 Interpretation; Company Disclosure Letter.

(a) When a reference is made in this Agreement to a Section, Article or Exhibit such reference shall be to a Section, Article or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified.

(b) The parties acknowledge and agree that (i) capitalized terms used in the Company Disclosure Letter but not defined therein shall have the meanings ascribed to such terms in this Agreement, (ii) headings and captions in the Company Disclosure Letter are for convenience of reference only and shall in no way affect or be considered in construing or interpreting any information provided herein, (iii) except as otherwise set forth therein, the information contained in the Company Disclosure Letter is as of the date of this Agreement, (iv) any matter disclosed in any section of the Company Disclosure Letter shall be deemed disclosed in respect of the indicated Section of this Agreement and in respect of each other Section of this Agreement where the relevance of such disclosure is reasonably apparent on its face, without regard to whether a representation or warranty specifically references the Company Disclosure Letter; provided that disclosure in the Company Disclosure Letter shall only be an exception to, or disclosure for the purposes of, Section 3.8(b) to the extent specifically referenced on Section 3.8(b) of the Company Disclosure Letter, (v) the Company Disclosure Letter is qualified in its entirety by reference to specific provisions of this Agreement and is not intended to constitute, and shall not be construed as constituting, representations and warranties of Company or agreements by Company except as and to the extent provided in this Agreement, (vi) inclusion of information in the Company Disclosure Letter shall not be construed as an admission that such information is material to the business, financial condition or results of operations of Company, would have a Material Adverse Effect, is necessary or appropriate to be disclosed therein either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in Article III hereof, that Company has violated any Laws or that Company has breached any of its agreements or obligations, (vii) any description or summary set forth in the Company Disclosure Letter of any Contracts, Permits or other Company documents is qualified in its entirety by reference to such Contracts, Permits or other Company documents, (viii) the information disclosed therein is subject to the provisions of the Confidentiality Agreement, and (ix) Company does not assume any responsibility for the accuracy of any information herein to any Person that is not a party to this Agreement or to whom this Agreement has been validly assigned, and Company assumes responsibility to any such party or assignee solely to the extent set forth in this Agreement.

(c) The parties hereto agree that any information contained in any part of any Company Recent Filings shall only be deemed to be an exception to (or a disclosure for purposes of) Company’s representations and warranties (and only to the extent permitted by clause (ii) of the introduction to Article III) if the relevance of that information as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent to a person who has read that information concurrently with such representations and warranties.

Section 8.5 Entire Agreement. This Agreement (including the Exhibits hereto), the Company Disclosure Letter and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

Section 8.6 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 7.5 without notice or liability to any other Person. Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Notwithstanding the foregoing, following the Effective Time (but not unless and until the Effective Time occurs ), the provisions of Section 5.8 shall be enforceable by each indemnified party or other third-party beneficiary described in such Section and the provisions of Article II may be enforced by any holder of Shares, Stock Options, Restricted Stock or Stock Units.

Section 8.7 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Florida, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Florida.

Section 8.8 Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any other party or its successors or assigns shall be brought and determined exclusively in the U.S. District Court for the Middle District of Florida located in Jacksonville, Florida ((i) unless such court shall decline to accept jurisdiction over a particular matter, in which case, in any federal court within the State of Florida, and (ii) if such federal court shall decline to accept jurisdiction over a particular matter, then in any other court within the State of Florida), and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby; provided that such consent to jurisdiction is solely for the purpose referred to in this Section 8.8 and shall not be deemed to be a general submission to jurisdiction of said courts or of or to the State of Florida other than for such purpose. Each of the parties agrees not to commence any action, suit or proceeding except in the courts described above, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court as described herein. Each of the parties further agrees that notice as provided herein pursuant to Section 8.2 hereof shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper, or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 8.9 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void, except that each of Parent and/or Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any direct or indirect wholly owned Subsidiary of Parent without the consent of Company, but no such assignment shall relieve Parent or Merger Sub, as the case may be, of any of its obligations under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.10 Enforcement. The parties agree that irreparable damage would occur and the parties would not have adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the U.S. District Court for the Middle District of Florida located in Jacksonville, Florida ((i) unless such court shall decline to accept jurisdiction over a particular matter, in which case, in any federal court within the State of Florida, and, (ii) if any such federal court shall decline to accept jurisdiction over a particular matter, any other court within the State of Florida), this being in addition to any other remedy (including the right of any party to terminate this Agreement pursuant to Section 7.1 and receive the amounts set forth in Section 7.3, as applicable) to which such party is entitled at law or in equity, subject to the limitations provided in Section 7.3. Each of the parties hereby further waives (i) any defense in any action for specific performance that a remedy at law would be adequate and (ii) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Section 8.11 Parent Guarantee. Parent shall cause Merger Sub to comply in all respects with each of the representations, warranties, covenants, obligations, agreements and undertakings made or required to be performed by Merger Sub under this Agreement, the Merger, and the other transactions contemplated hereby. As a material inducement to Company’s willingness to enter into this Agreement and perform its obligations hereunder, Parent hereby unconditionally guarantees full performance and payment by Merger Sub of each of the covenants, obligations and undertakings required to be performed by Merger Sub under this Agreement and the transactions contemplated hereby, including the Merger, and hereby represents, acknowledges and agrees that any breach of, or other failure to perform, any such representation, warranty, covenant, obligation, agreement or undertaking of Merger Sub shall also be deemed to be a breach or failure to perform by Parent, and Company shall have the right, exercisable in its sole discretion, to pursue any and all available remedies it may have arising out of any such breach or nonperformance directly against either or both of Parent and Merger Sub in the first instance.

Section 8.12 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 8.13 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 8.14 Facsimile Signature. This Agreement may be executed by facsimile signature and a facsimile signature shall constitute an original for all purposes.

Section 8.15 No Presumption Against Drafting Party. Each of Parent, Company and Merger Sub acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MCKESSON CORPORATION

By:	/s/ John H. Hammergren
	Name:	John H. Hammergren
	Title:	Chairman, President and Chief Executive Officer

PALM MERGER SUB, INC.

By:	/s/ John H. Hammergren
	Name:	John H. Hammergren
	Title:	Chairman, President and Chief Executive Officer, McKesson Corporation

PSS WORLD MEDICAL, INC.

By:	/s/ Gary A. Corless
	Name:	Gary A. Corless
	Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Pursuant to Item 601(b)(2) of Regulation S-K, the following schedules to the Agreement have been omitted. The Registrant agrees to furnish supplementally a copy of all omitted schedules to the Securities and Exchange Commission upon request.

SCHEDULES

Section 3.2(b) - Capital Stock

Section 3.3 - Subsidiaries

Section 3.5 - No Conflict; Consents and Approvals

Section 3.6 - SEC Reports; Financial Statements

Section 3.8 - Absence of Certain Changes or Events

Section 3.9 - Litigation

Section 3.10 - Compliance with Laws

Section 3.11 - Healthcare Permits

Section 3.12 - Healthcare Laws

Section 3.13 - Benefit Plans

Section 3.14 - Labor and Employment Matters

Section 3.16 - Taxes

Section 3.17(b) - Material Contracts

Section 3.18 - Insurance

Section 3.19 - Real and Personal Property

Section 3.20 - Intellectual Property

Section 5.1 - Conduct of Business by Company

Section 5.8(b) - D&O Insurance

Section 5.9(a)(iii) - Deferred Compensation Plan

Section 5.9(d) - Assumed Employment Agreements